SingTel

06016132

7 August 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
AUG 17 2006
WASH. D.C. 186 SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 31 July 2006 to 4 August 2006.

Our SEC file number is 82-3622.

SUPPL

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Encs

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Aug-2006 06:28:34
Announcement No.	00004

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2006 - News Release
Description	
Attachments:	1stqrt-NR.pdf Total size = **151K** (2048K size limit recommended)

Close Window

From: Lim Li Ching
Sent: Thursday, August 03, 2006 6:29 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, August 03, 2006 6:28:34 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your a)uncement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00004
Submission Date & Time :: 03-Aug-2006 06:27:55
Broadcast Date & Time :: 03-Aug-2006 06:28:34
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/08/2006

TIME: 08:42:06

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results for the quarter ended 30/06/06

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Thursday, August 03, 2006 6:42 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 358595.pdf

358595.pdf (151 KB)

ASX confirms the release to the market of Doc ID: 358595 as follows:
Release Time: 03-Aug-2006 08:41:59
ASX Code: SGT
File Name: 358595.pdf
Your Announcement Title: SingTel Group Unaudited Results for 1Q2006-news release

SingTel

News Release

The SingTel Group's results for the quarter ended 30 June 2006

Strong performance from mobile associates
Reported profits after tax up 5.8 per cent to S$840 million

Singapore, 3 August 2006 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the first quarter ended 30 June 2006.

Highlights

Quarter ended	June 2006 (S$ million)	June 2005 (S$ million)	Change
Operating revenue	3,171	3,214	-1.4%
Operational EBITDA	1,040	1,130	-8.0%
Share of associates' ordinary earnings	495	376	31.8%
EBITDA	1,620	1,599	1.3%
Net profit attributable to shareholders	840	794	5.8%
Underlying net profit[1]	837	759	10.2%
Earnings per share (cents)	5.03	4.77	5.5%

Group

During the quarter, the Group's operating revenue declined 1.4 per cent to S$3.17 billion. Optus, which accounts for two-thirds of the Group's revenue, saw operating revenue fall in Singapore Dollar terms due mainly to a weaker Australian Dollar against the Singapore Dollar this quarter. However, in Australian Dollar terms, Optus revenue grew 5.3 per cent.

Operational EBITDA declined 8.0 per cent mainly due to weaker operational performance of Optus and the currency translation impact of the weaker Australian Dollar. The better operational performance of the associates drove the Group's share of ordinary earnings from S$376 million to S$495 million, up 32 per cent. Bharti and Telkomsel, the two main growth drivers, continued to post strong profits on the back of rapid subscriber growth. To align the reporting period for Globe, the Group recognised an additional quarter of Globe's earnings to June 2006 (further details below). The Group's EBITDA edged up 1.3 per cent to S$1.62 billion.

Net profit increased 5.8 per cent to S$840 million, while earnings per share of 5.03 cents was up 5.5 per cent.

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging, if any.

Underlying net profit after tax increased 10 per cent to S$837 million. Associates contributed 43 per cent or S$359 million of the Group's underlying net profit, predominantly due to strong growth contributed by Bharti, Telkomsel and Globe.

Free cash flow[2] for the quarter was S$462 million, with S$309 million from Singapore's operations, S$87 million from the associates and S$65 million from the Australian operations.

Mr Lee Hsien Yang, SingTel's Group CEO, said: "Overall this quarter's results are a good start to the new financial year. Across our businesses, we have been making steady progress. Our associates, especially Bharti, Telkomsel and Globe, continue to perform strongly.

"Our Singapore business is tracking in line with our expectations. In Australia, Optus is performing in line with our guidance despite the competitive pressures."

<u>SingTel</u>

SingTel's operating revenue for the quarter was stable at S$995 million. Operational EBITDA margin for the quarter was resilient at 47.5 per cent. Operating expenses were stable year on year at S$532 million.

Data & Internet revenue fell 1.2 per cent to S$296 million. Excluding C2C's capacity sales in the first quarter of last year, data & Internet revenue grew 6.5 per cent. Data revenue grew 5.2 per cent and Internet revenue grew 9.9 per cent. In data, strong growth in managed services was partially offset by declines in international leased circuits (ILC) and local leased circuits. The declines in ILC reflected a larger proportion of customers moving to higher bandwidth circuits, where average prices were lower.

Increasing affordability of retail broadband plans and attractive promotions continued to drive growth. Broadband revenue grew 15 per cent to S$64 million year on year. As at 30 June 2006, the number of broadband lines increased 20 per cent or 61,000 lines to 372,000 year on year. SingTel's overall market share of broadband subscribers is 54 per cent as at end May 2006.

Revenue from **mobile communications** grew 6.8 per cent year on year and was stable compared to the preceding quarter. As at 30 June 2006, SingTel registered a net decline of 41,000 mobile subscribers to 1.62 million from a quarter ago, with an increase of 5,000 postpaid mobile subscribers offset by a 46,000 decline in prepaid mobile subscribers.

The overall prepaid mobile market shrank as telcos commenced the termination of unregistered prepaid cards. SingTel cancelled approximately 100,000 prepaid subscribers due to the de-registration exercise but its prepaid market share increased to 30 per cent as at 31 May 2006, up from 28 per cent in March 2006. This was due to aggressive marketing efforts including the registration bonus promotion.

---

[2] Free cash flow refers to cash flow from operating activities less cash capital expenditure.

SingTel's postpaid market share remained stable at 43 per cent. Its customer churn and data usage continued to be among the best-in-class with postpaid churn of 0.8 per cent and data usage at 25 per cent of average revenue per user (ARPU).

The demand for 3G services continued to be strong, reaching 191,000 subscribers at end June 2006. To date, SingTel has invested approximately S$151 million on its 3G network rollout and S$98 million on the licence fee.

International telephone revenue fell 3.7 per cent to S$147 million in this quarter. The 2.4 per cent decline in international call revenue was attributable to lower revenue from traffic to Malaysia and other countries. The lower average collection rates for international call revenue (excluding Malaysia) were partially offset by a 19 per cent increase in international telephone outgoing minutes. Margins increased from 67 per cent to 69 per cent year on year.

Revenue from **IT & engineering** declined 6.1 per cent to S$136 million due mainly to the closure of an IT subsidiary in December 2005.

For the current quarter, revenue from **national telephone** declined 7.5 per cent to S$115 million in the quarter, reflecting a decline of 2.1 per cent or 39,000 in the number of DEL lines and lower fixed-line and payphone traffic, due mainly to increasing broadband usage and mobile substitution.

Operating expenses were stable year on year but fell 13 per cent when compared to the preceding quarter.

As at 30 June 2006, SingTel's telecom staff numbers (excluding NCS) fell by 11 per cent or 745 to 6,350 from a year ago. The decline was attributable mainly to outsourcing and staff retrenchment. Excluding staff retrenchment costs, staff costs would have declined 3.0 per cent.

Traffic expenses decreased 3.1 per cent due to a decline in outpayment expense of 9.5 per cent.

Cash capital expenditure for the quarter was S$48 million, 39 per cent lower than the same quarter last year.

<u>SingTel Optus</u>

Optus' first quarter results showed the company stabilising its competitive position, attacking its cost base and investing for growth.

For the quarter to 30 June 2006, revenue grew by 5.3 per cent to A$1.83 billion while operational EBITDA decreased 6.9 per cent to A$478 million.

Net profit after tax increased 160 per cent to A$385 million (including net exceptional gain on intra-group divestments) and EBITDA margin decreased 3.4 percentage points to 26.1 per cent.

Cash capital expenditure in the quarter was higher by 17 per cent which contributed to a lower free cash flow of A$54 million for the quarter.

Paul O'Sullivan, Optus CEO, said: "In this challenging environment, as the mobile market reaches saturation, fixed to mobile substitution is gaining greater momentum and customers are demanding cheaper and faster data access.

"Optus has demonstrated success in delivering its strategy of stabilising mobile market share, attacking costs and investing for growth.

"We had strong growth in prepaid mobile and good growth in mobile overall. Both mobile and broadband net adds were strong and Optus Business continues to outgrow its competitors.

"The Q1 results were impacted by the cost of strategic initiatives as well as by price competition. We continued to invest in the mobile 3G network and the Unbundled Local Loop (ULL) network; we made progress payments for the D1 satellite; and increased spend on our new Sydney office fitout.

"To mitigate the margin pressure, we continued our cost management and productivity initiatives. These include outsourcing and offshoring projects, reduction in mobile channel commission rates and simplifying customer care and billing systems."

All key **Optus Mobile** revenue lines showed increases in the first quarter with the growth primarily driven by higher outgoing service revenue. This was driven by strong prepaid revenues as well as the inclusion of Virgin Mobile in the Optus results.

Revenue, including Virgin Mobile, grew by 5.1 per cent in the first quarter to A$1.01 billion. Excluding Virgin Mobile, revenue grew by 3.5 per cent. ARPU was stable compared to the preceding quarter.

Optus, along with the rest of the mobile industry, continued to be impacted by capped plans which grew to 21 per cent of the Optus postpaid base. Capped plans, consequent increases in traffic and the impact of Virgin Mobile, resulted in an EBITDA margin decline from 39 per cent to 35 per cent.

Despite the sharp reduction in mobile termination rates, incoming service revenue increased by 6.4 per cent, compared to a year ago, as a result of strong SMS terminating traffic and higher inbound roaming revenue.

"As previously outlined to the market, Optus Mobile continues to drive three key growth strategies," Mr O'Sullivan said.

"Firstly, grow share in the business mobile market, which has seen an 11 per cent increase in customer numbers; secondly stimulate data revenue, which increased to 21 per cent of ARPU; and thirdly to defend our scale position in the consumer segment with Optus' competitive position stabilising in the June quarter."

Acquisition costs of A$146 per subscriber were lower than a year ago but higher than the preceding quarter due to higher handset subsidies.

Optus Business & Wholesale fixed revenue increased by 9.7 per cent this quarter. Excluding Alphawest, Business Fixed revenue grew 1.0 per cent while Wholesale Fixed revenue declined by 11 per cent.

Optus Business voice minutes saw an increase of 12 per cent with revenue up 11 per cent. Business Data and IP revenue was up 4.9 per cent to A$101 million, driven by strong IP growth and a 25 per cent increase in Uecomm revenues.

ICT and Managed Services revenue, including Alphawest, doubled to A$80 million in the quarter.

"Optus Satellite revenues grew 8.7 per cent in the quarter. We are also getting ready to launch our D1 satellite in September this year," Mr O'Sullivan said.

Optus Business, Uecomm and Alphawest continued to win new customers and recontract existing customers in the corporate and government space in the quarter. These included: Australian Broadcasting Corporation, Medicare Australia, Commonwealth Bank of Australia, American Express International, Holden and CPA Australia.

Overall fixed revenue from **Optus Consumer and Optus Small & Medium Business (SMB)** grew by 0.7 per cent with broadband growth offsetting declines in fixed voice and dial up.

Optus is focused on building a strong position in the rapidly growing broadband market where retail net adds were higher than the March quarter. Consumer broadband revenue grew 37 per cent to A$70 million. Optus had 618,000 broadband customers after adding 54,000 retail broadband customers - including Optus Business and SMB customers - during the quarter.

SMB continues to gain share in the fixed market with revenues up 7.3 per cent, reflecting Optus' focus on growing the small and medium business market.

Offnet Local Call Resale customers (including those on the ULL network) grew by 7.6 per cent, however usage and price declines led to an overall decrease of 5.3 per cent in fixed voice revenue.

EBITDA for the quarter was down by A$13 million on the same quarter last year. Margin declined to 9 per cent with the revenue mix changes caused by lower voice revenues offset by increased broadband revenues. Optus is building its base of resale telephony and DSL customers prior to transitioning them to the much higher margin ULL service.

So far, Optus has commissioned 148 exchanges with 30,000 customers provisioned with Optus Direct services on the ULL network.

"We would like to accelerate our migration rate to bring customers onto the network more quickly. However the incumbent operator has set an arbitrary limit of two exchanges per day per state where migrations can occur. We have notified a dispute with the ACCC so we can increase this limit," Mr O'Sullivan said.

Associated companies

SingTel's associated companies continued to contribute healthy earnings. In the current quarter, the pre-tax profit from associates was up 29 per cent to S$495 million and on a post-tax basis, earnings from associates grew 31 per cent to S$359 million. Strong profit contributions came from Telkomsel, Bharti and Globe.

The Group's share of **Telkomsel** pre-tax profit increased by 30 per cent to S$225 million in the quarter ended 30 June 2006. This was due to strong operational performance on the back of strong subscriber growth. Telkomsel added 2.3 million net mobile subscribers in the quarter. With its superior coverage, strong brand and wide distribution, Telkomsel maintained its market leadership position with a 55 per cent market share. Its total subscriber base of 29.3 million, comprising 27.7 million prepaid and 1.6 million postpaid, increased by 7.7 million from a year ago.

In the quarter, SingTel's share of pre-tax ordinary profit from **Bharti** increased 38 per cent to S$91 million. Bharti added a record 3.5 million net mobile subscribers in the quarter. As at 30 June 2006, Bharti's total subscriber base was 23.1 million. In July 2006, Bharti became the first private telecom operator to cross the 25 million-customer mark, covering mobile, landline as well as broadband, in India.

This quarter, the Group equity accounted for **Globe's** pre-tax profit for the six-month period from 1 January 2006 to 30 June 2006 to align Globe's financial period to that of the Group's for consolidation purpose. Consequently, an additional quarter of Globe's pre-tax profit of S$46 million and post-tax profit of S$31 million have been included in the results of the Group for the current quarter ended 30 June 2006.

Excluding the additional quarter's profits, Globe's pre-tax profit grew strongly by 70 per cent from a year ago to S$64 million. On a post-tax basis, Globe recorded a smaller increase of 24 per cent in net profit with the expiration of its income tax holiday in March 2005. It registered a net addition of 697,000 mobile subscribers this quarter, bringing its total base to 13.9 million.

AIS' performance in the quarter ended March 2006 improved against the preceding quarter. Its mobile service revenue grew 3.3 per cent with the expiration of promotional tariff plans in December 2005, as well as lower marketing and depreciation expenses. Year on year, however, pre-tax contribution dipped 3.8 per cent to S$73 million in the quarter despite a 4.1 per cent increase in revenue due to higher staff costs and lower handset margins. AIS continues to be the market leader with 17.3 million mobile subscribers or about 52 per cent market share.

Pacific Bangladesh Telecom Limited (PBTL), the fourth largest mobile communications service provider in Bangladesh, is aggressively rolling out its network to cater for burgeoning demand for mobile services. In the quarter, it added 189,000 subscribers. PBTL's rapid growth has resulted in hefty subscriber acquisition costs and affected its bottom line.

Year on year, the Group's regional mobile subscriber base, including SingTel and Optus, grew 30 per cent or 21 million to 92 million subscribers, the largest in Asia outside China. As at 30 June 2006, excluding SingTel and Optus, the five regional associates' combined mobile subscriber base grew 33 per cent from a year ago to more than 84 million. During the current quarter, about 7.4 million subscribers were added, mainly from Bharti and Telkomsel.

Cash flow and balance sheet

The Group has a track record of steadily improving its return on invested capital (ROIC) and delivered a ROIC of 17.2 per cent in the last financial year. In the first quarter of this financial year, it announced a new target of 17.5 per cent for the three years to March 2009.

In the quarter, the Group's free cash flow fell 22 per cent to S$462 million as operating cash flows declined partly due to lower operational performance in Australia. In addition, lower dividend was received from associates in the quarter as Telkomsel plans to pay its first dividend only in the September quarter this year compared to the payment of its first dividend in June 2005. Cash capital expenditure remained stable.

Net debt was S$4.66 billion as at 30 June 2006. This was 0.72 times of EBITDA and the EBITDA interest cover was 23.4 times, well within the leverage commitments.

Shareholders have approved the Capital Reduction at the Extraordinary Meeting held on 28 July 2006. The books closure date for the Capital Reduction is expected to take place tentatively on 1 September 2006, subject to the receipt of Court Approval from the High Court of Singapore. Shareholders who are duly registered at this date will have 1 in 20 shares cancelled and later receive cash distribution of S$2.74 for each share cancelled. Investors should take note of the timeline for the Capital Reduction if they wish to trade their shares in SingTel.

Outlook

There have been no significant changes to the guidance issued with the results for the financial year ended 31 March 2006. SingTel will update its guidance outlook during the half year and full year results.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results for the quarter.

~~~~~~~~~~~~~~~~~~~~

Media contacts:

Singapore

Peter Heng
Phone: +65-6838 2007
Mobile: +65-9125 0023
Email: peterheng@singtel.com

Australia

Melissa Favero
Phone: +61-2-9342 5030
Mobile: +61-412 001 487
Email: melissa.favero@optus.com.au
~~~~~~~~~~~~~~~~~~~~

SEC File No: 82-3622

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Aug-2006 06:30:17
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2006 - SGX Appendix 7.2 Announcement
Description	
Attachments:	1stqtr-app7.2.pdf Total size = **247K** (2048K size limit recommended)

Close Window

From: Lim Li Ching

Sent: Thursday, August 03, 2006 6:30 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, August 03, 2006 6:30:17 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00005
Submission Date & Time :: 03-Aug-2006 06:29:42
Broadcast Date & Time :: 03-Aug-2006 06:30:17
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/08/2006

TIME: 08:43:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unaudited Results for the 1Q06 SGX Appendix

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Thursday, August 03, 2006 6:44 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 358597.pdf

358597.pdf (247 KB)

ASX confirms the release to the market of Doc ID: 358597 as follows:
Release Time: 03-Aug-2006 08:43:51
ASX Code: SGT
File Name: 358597.pdf
Your Announcement Title: SingTel Group Unaudited Results for the 1Q06 - SGX App 7.2

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2006

Contents **Page**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
For the first quarter ended 30 June 2006

	Notes	30 Jun 06 S$ Mil	30 Jun 05 [1] S$ Mil
Operating revenue		**3,171.0**	3,214.4
Operating expenses		**(2,156.4)**	(2,097.8)
Other income	3	**25.3**	13.7
Operational EBITDA		**1,039.9**	1,130.3
Compensation from IDA		**84.3**	84.3
Depreciation and amortisation	4	**(465.7)**	(502.7)
Exceptional items	5	**2.5**	34.3
Profit on operating activities		**661.0**	746.2
Associated and joint venture companies			
- share of ordinary results		495.3	375.9
- share of exceptional results		[illegible]	8.3
- share of tax		(136.4)	(111.1)
		358.9	273.1
Profit before interest, investment income and tax		**1,019.9**	1,019.3
Interest and investment income	6	**33.3**	32.0
Interest on borrowings	7	**(102.4)**	(130.0)
Profit before tax		**950.8**	921.3
Tax expense	8	**(111.2)**	(128.4)
Profit after tax		**839.6**	792.9
Attributable to:			
Shareholders of the Company		**839.5**	793.7
Minority interest		**0.1**	(0.8)
		839.6	792.9
Underlying net profit	10	**837.0**	759.4
EBITDA	11	**1,619.5**	1,598.8
Earnings per share attributable to shareholders of the Company			
- basic	12	**5.03¢**	4.77¢
- diluted	12	**5.01¢**	4.75¢

<u>Note</u>:
(1) Prior period comparatives have been restated (see Note 2 to the interim financial report).

BALANCE SHEETS

As at 30 June 2006

	Notes	Group 30 Jun 06 S$ Mil (Unaudited)	Group 31 Mar 06 S$ Mil (Audited)	Company 30 Jun 06 S$ Mil (Unaudited)	Company 31 Mar 06 S$ Mil (Audited)
Current assets					
Cash and cash equivalents		3,078.6	2,770.3	797.0	669.8
Trade and other receivables		2,502.1	2,047.2	826.2	752.5
Trading investments		811.9	860.3	-	-
Derivative financial instruments		73.1	69.8	4.1	6.6
Inventories		219.6	186.3	7.8	7.5
		6,685.3	5,933.9	**1,635.1**	1,436.4
Non-current assets					
Property, plant and equipment		9,422.3	9,464.7	2,125.4	2,208.7
Intangible assets		10,111.9	10,115.6	3.6	3.6
Subsidiary companies		-	-	18,672.0	18,678.5
Associated companies		5,010.3	5,203.1	25.7	25.7
Joint venture companies		1,363.2	1,393.8	74.4	74.4
Available-for-sale investments		42.9	51.7	33.4	43.3
Derivative financial instruments		257.9	239.2	254.3	239.2
Deferred tax assets		1,141.5	1,111.2	-	-
Other non-current receivables		70.2	93.0	26.0	26.2
		27,420.2	27,672.3	**21,214.8**	21,299.6
Total assets		**34,105.5**	33,606.2	**22,849.9**	22,736.0
Current liabilities					
Trade and other payables		2,829.0	3,183.0	991.8	1,150.6
Due to subsidiary companies		-	-	1,012.5	1,023.9
Provision		18.3	18.5	-	-
Current tax liabilities		427.3	360.0	275.8	232.9
Borrowings (unsecured)	13	1,426.6	1,492.8	554.5	564.3
Borrowings (secured)	13	0.5	0.7	-	-
Derivative financial instruments		87.2	72.8	82.4	72.8
		4,788.9	5,127.8	**2,917.0**	3,044.5
Non-current liabilities					
Borrowings (unsecured)	13	5,742.9	5,907.2	4,459.2	4,580.7
Advance billings		355.9	312.4	-	-
Deferred income		17.9	18.5	8.7	9.0
Derivative financial instruments		809.2	605.7	623.3	474.0
Deferred tax liabilities		370.6	375.6	277.9	282.9
Other non-current liabilities		168.8	165.8	15.3	21.0
		7,465.3	7,385.2	**5,384.4**	5,367.6
Total liabilities		**12,254.2**	12,513.0	**8,301.4**	8,412.1
Net assets		**21,851.3**	21,093.2	**14,548.5**	14,323.9
Share capital and reserves					
Share capital	14	**4,781.4**	4,774.7	**4,781.4**	4,774.7
Reserves		**17,067.2**	16,315.9	**9,767.1**	9,549.2
Interest of shareholders of the Company		**21,848.6**	21,090.6	**14,548.5**	14,323.9
Minority interest		**2.7**	2.6	-	-
Total equity		**21,851.3**	21,093.2	**14,548.5**	14,323.9

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2006

	Group		Company	
	30 Jun 06 S$ Mil	30 Jun 05 [1] S$ Mil	30 Jun 06 S$ Mil	30 Jun 05 S$ Mil
Share Capital [2]				
Balance as at 1 Apr	**4,774.7**	2,496.2	**4,774.7**	2,496.2
Issue of new shares	**6.7**	1.8	**6.7**	1.8
Balance as at 30 Jun	**4,781.4**	2,498.0	**4,781.4**	2,498.0
Share Premium [2]				
Balance as at 1 Apr	-	2,168.3	-	2,168.3
Issue of new shares	-	18.8	-	18.8
Balance as at 30 Jun	-	2,187.1	-	2,187.1
Capital Redemption Reserve [2]				
Balance as at 1 Apr and 30 Jun	-	9.2	-	9.2
Treasury Shares [3]				
Balance as at 1 Apr	**(38.1)**	-	-	-
Performance shares purchased by Company	**(9.6)**	-	**(9.6)**	-
Performance shares purchased by Trust [4]	**(5.0)**	-	-	-
Performance shares purchased by SingTel Optus Pty Limited ("**Optus**")	**(11.6)**	-	-	-
Performance shares vested to employees of the Company	**21.6**	-	**6.0**	-
Performance shares vested to employees of subsidiary companies	**25.9**	-	**3.6**	-
Balance as at 30 Jun	**(16.8)**	-	-	-
Capital Redemption - Performance Shares				
Balance as at 1 Apr	**48.8**	3.2	**0.2**	(1.4)
Equity settled performance shares (net of tax)	**10.2**	6.6	**4.7**	2.9
Performance shares purchased by Trust	-	(4.1)	-	-
Cash paid to employees under performance share plans	**(1.5)**	(0.1)	**(1.5)**	(0.1)
Performance shares vested	**(47.5)**	-	**(6.0)**	-
Contribution to Trust	-	-	**(3.4)**	(2.3)
Balance as at 30 Jun	**10.0**	5.6	**(6.0)**	(0.9)
Balance carried forward	**4,774.6**	4,699.9	**4,775.4**	4,693.4

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2006

	Group		Company	
	30 Jun 06 S$ Mil	30 Jun 05 [1] S$ Mil	30 Jun 06 S$ Mil	30 Jun 05 S$ Mil
Balance brought forward	**4,774.6**	4,699.9	**4,775.4**	4,693.4
Currency Translation Reserve				
Balance as at 1 Apr				
- as previously reported	173.4	781.8	[illegible]	(1.3)
- effects of adopting FRS 21	-	-	-	1.3
- effects of adopting FRS 39	-	(53.4)	-	-
- restated	**173.4**	728.4	-	-
Currency translation differences (*)	**(75.8)**	(14.3)	-	-
Balance as at 30 Jun	**97.6**	714.1	-	-
Hedging Reserve				
Balance as at 1 Apr				
- as previously reported	(53.2)	-	(22.4)	-
- effects of adopting FRS 39	-	(161.7)	-	(108.0)
- restated	**(53.2)**	(161.7)	**(22.4)**	(108.0)
Cash flow hedges (net of tax) (*)	**(1.1)**	(146.8)	**(13.2)**	(79.0)
Balance as at 30 Jun	**(54.3)**	(308.5)	**(35.6)**	(187.0)
Fair Value Reserve				
Balance as at 1 Apr				
- as previously reported	20.7	-	21.2	-
- effects of adopting FRS 39	-	75.8	-	30.1
- restated	**20.7**	75.8	**21.2**	30.1
Fair value changes on available-for-sale ("**AFS**") investments (*)	**0.8**	(11.8)	-	(7.4)
Balance as at 30 Jun	**21.5**	64.0	**21.2**	22.7
Retained Earnings				
Balance as at 1 Apr				
- as previously reported	17,429.2	15,014.2	9,550.2	10,110.4
- effects of adopting FRS 21	-	-	-	(1.3)
- effects of adopting FRS 39	-	(0.6)	-	(53.4)
- restated	**17,429.2**	15,013.6	**9,550.2**	10,055.7
Goodwill transferred from Other Reserves on dilution	**(0.5)**	(6.8)	-	-
Net profit for the period (*)	**839.5**	793.7	**237.3**	292.8
Balance as at 30 Jun	**18,268.2**	15,800.5	**9,787.5**	10,348.5
Balance carried forward	**23,107.6**	20,970.0	**14,548.5**	14,877.6

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2006

	Group		Company	
	30 Jun 06 S$ Mil	30 Jun 05 [1] S$ Mil	30 Jun 06 S$ Mil	30 Jun 05 S$ Mil
Balance brought forward	**23,107.6**	20,970.0	**14,548.5**	14,877.6
Other Reserves [6]				
Balance as at 1 Apr	**(1,264.9)**	(1,201.7)	-	-
Goodwill transferred to Retained Earnings on dilution	**0.5**	6.8	-	-
Share of associated and joint venture companies' reserve movements	**5.4**	(0.6)	-	-
Balance as at 30 Jun	**(1,259.0)**	(1,195.5)	-	-
Equity attributable to shareholders of the Company	**21,848.6**	19,774.5	**14,548.5**	14,877.6
Minority Interest				
Balance as at 1 Apr	**2.6**	11.5	-	-
Currency translation differences [*]	-	0.2	-	-
Net profit / (loss) for the period [*]	**0.1**	(0.8)	-	-
Balance as at 30 Jun	**2.7**	10.9	-	-
Total equity	**21,851.3**	19,785.4	**14,548.5**	14,877.6
Total recognised gains [5]	**763.5**	620.2	**224.1**	206.4

Notes:

(1) Prior period comparatives have been restated (see Note 2 to the interim financial report).

(2) With the implementation of the Companies (Amendment) Act 2005, the balances in Share Premium and Capital Redemption Reserve as at 30 January 2006 had been transferred to the Company's Share Capital.

(3) "Treasury Shares" are accounted for in accordance with Singapore Financial Reporting Standard ("**FRS**") 32 (revised 2004).

(4) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.

(5) Total recognised gains comprise all items marked (*).

(6) Other Reserves relate mainly to goodwill on acquisition completed prior to 1 April 2001.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2006

	30 Jun 06 S$ Mil	30 Jun 05 [(1)] S$ Mil
Cash Flows from Operating Activities		
Profit before tax	**950.8**	921.3
Adjustments for:		
Depreciation and amortisation	465.7	502.7
Exceptional items	(2.5)	(34.3)
IDA compensation	(84.3)	(84.3)
Interest and investment income	(33.3)	(32.0)
Interest on borrowings	102.4	130.0
Net loss on disposal of property, plant and equipment	1.9	0.9
Share of results of associated and joint venture companies (post-tax)	(358.9)	(273.1)
Other non-cash items	9.1	7.6
	100.1	217.5
Operating cash flows before working capital changes	**1,050.9**	1,138.8
Changes in operating assets and liabilities		
Trade and other receivables	**(49.0)**	(67.5)
Trade and other payables	**(163.8)**	(190.1)
Inventories	**(35.0)**	(28.7)
Provisions	**(0.1)**	(0.7)
Currency translation adjustments of subsidiary companies	**(5.6)**	(3.9)
Cash generated from operations	**797.4**	847.9
Cash paid to employees under performance share plans	**(4.9)**	-
Dividends received from associated and joint venture companies	**87.1**	179.8
Income tax paid	**(12.5)**	(26.6)
Net cash inflow from operating activities	**867.1**	1,001.1
Cash Flows from Investing Activities		
Dividends from other investments	**1.3**	2.4
Interest received	**48.2**	21.6
Payment for acquisition of subsidiary, net of cash acquired (see **Note 1**)	**(0.1)**	(0.3)
Investment in associated and joint venture companies	**(3.1)**	(626.0)
Long term loans repaid by associated and joint venture companies	**-**	16.3
Deposit for a potential investment (see **Note 2**)	**-**	(67.4)
Investment in AFS investments	**(0.3)**	(0.3)
Proceeds from sale of AFS investments	**10.5**	-
Net sale proceeds from trading investments	**26.5**	0.4
Payment for purchase of property, plant and equipment	**(405.6)**	(407.3)
Proceeds from sale of property, plant and equipment	**1.7**	0.5
Purchase of intangible assets	**(1.6)**	(3.1)
Net cash outflow from investing activities	**(322.5)**	(1,063.2)

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2006

	30 Jun 06 S$ Mil	30 Jun 05 [1] S$ Mil
Cash Flows from Financing Activities		
Proceeds from term loans	**184.9**	-
Repayment of term loans	**(264.0)**	(69.3)
Bonds repaid	**(2.4)**	(3.5)
Finance lease payments	**(0.3)**	(0.4)
Net interest paid on borrowings and swaps	**(135.2)**	(125.5)
Payment to employee in cash under performance share plans	**-**	(0.1)
Purchase of performance shares	**(28.2)**	(4.1)
Proceeds from issue of shares	**6.7**	20.6
Net cash outflow from financing activities	**(238.5)**	(182.3)
Net increase / (decrease) in cash and cash equivalents	**306.1**	(244.4)
Exchange effects on cash and cash equivalents	**2.2**	1.2
Cash and cash equivalents at beginning of period	**2,770.3**	3,302.9
Cash and cash equivalents at end of period	**3,078.6**	3,059.7

Note:
(1) Prior period comparatives have been restated (see Note 2 to the interim financial report).

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2006

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	30 Jun 06 S$ Mil	30 Jun 05 S$ Mil
Fixed deposits	**2,897.5**	2,906.4
Cash and cash equivalents	**181.1**	153.8
Less: Bank overdrafts	**-**	(0.5)
	3,078.6	3,059.7

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

As at 30 June 2006, there was no fixed charge or pledge on the Group's cash and cash equivalents. Included in the cash and cash equivalents of the Group as at 30 June 2005 was US$4.3 million (S$7.2 million) pertaining to C2C Pte Ltd ("**C2C**") and its subsidiary companies which was subject to a fixed charge and fixed deposits of US$2.3 million (S$3.8 million) which were pledged to banks as security for banking facilities.

Notes:

(1) Acquisition of subsidiary company

In the current quarter, Optus made further payments in respect of Alphawest Limited, which was acquired in November 2005.

In the previous corresponding quarter, Optus made further payments in respect of Reef Networks Pty Ltd, which was acquired in March 2005.

(2) Deposit for a potential investment

As at 30 June 2005, the Group had placed a refundable deposit of US$40 million (S$67.4 million) in relation to its bid for Pakistan Telecommunication Co. Ltd. This deposit was refunded in the quarter ended 30 September 2005.

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2006

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter as the most recent audited financial statements as at 31 March 2006, except for the adoption of certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2006. The adoption did not result in substantial changes to the Group's accounting policies except for the revenue recognition policy for sales of network capacity pursuant to the indefeasible rights to use ("**IRU**") agreements.

INT FRS 104, ***Determining Whether an Arrangement Contains a Lease,*** gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, ***Leases.*** In prior periods, sales of network capacity pursuant to the IRU agreements were classified as operating leases and revenues were recognised evenly over the lease periods. With effect from 1 April 2006, the Group accounts for sales of network capacity as finance lease where –

(a) the purchaser's right of use is exclusive and irrevocable;
(b) the asset is specific and separable;
(c) the term of the contract is for the major part of the asset's useful economic life;
(d) the attributable costs or carrying value can be measured reliably; and
(e) no significant risks are retained by the Group.

Revenue arising from other sales of network capacity is recognised evenly over the lease periods.

The change in accounting policy does not have a material impact on the financial statements of the Group or the Company.

2. COMPARATIVE FIGURES

As stated in the Management Discussion & Analysis of the Group for the preceding quarter ended 31 March 2006, Optus aligned its accounting treatment for operating lease expenditure to be consistent with the technical interpretation of International Financial Reporting Standards in Australia. Under this interpretation, if the lease payments provide for fixed rate rent increases year on year, such increases are to be recognised on a straight-line basis over the entire lease term, compared to only expensing the contractual amounts paid every year.

The comparative figures for the quarter ended 30 June 2005 have been restated to reflect the change as follows:

Group	30 Jun 05 S$ Mil (Unaudited)
Operating expenses	
- as previously reported	2,093.9
- effects of change	3.9
- restated	2,097.8
Tax	
- as previously reported	129.6
- effects of change	(1.2)
- restated	128.4

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2006

3. OTHER INCOME

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 S$ Mil (Unaudited)
Rental income	**1.3**	1.3
Bad trade debts recovered	**0.7**	1.2
Net exchange gain / (loss) - trade related	**4.0**	(0.6)
Net loss on disposal of property, plant and equipment	**(1.9)**	(0.9)
Others	**21.2**	12.7
	25.3	13.7

4. DEPRECIATION AND AMORTISATION

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 S$ Mil (Unaudited)
Depreciation of property, plant and equipment	**448.6**	498.8
Amortisation of intangible assets	**17.6**	7.1
Amortisation of sales and leaseback income	**(0.5)**	(6.5)
Other amortisation	**-**	3.3
	465.7	502.7

5. EXCEPTIONAL ITEMS

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 S$ Mil (Unaudited)
Exceptional gains		
Gain on dilution of interest in associated and joint venture companies	**2.5**	34.3

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2006

6. INTEREST AND INVESTMENT INCOME

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 S$ Mil (Unaudited)
Interest income from		
- associated and joint venture companies	1.2	2.4
- others	31.9	23.7
	33.1	26.1
Gross dividends from trading investments	**0.7**	0.6
Net gain on sale of investments	**1.0**	-
Fair value changes of trading investments	**(0.3)**	0.3
Related net exchange (loss) / gain	**(1.2)**	5.0
	33.3	32.0

7. INTEREST ON BORROWINGS

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 S$ Mil (Unaudited)
Interest expense		
- bonds	118.6	137.6
- bank loans	0.4	16.1
- others	3.6	4.0
Effects of interest-rate swaps	(16.9)	(27.6)
Amortisation of bonds and related costs	1.8	2.6
	107.5	132.7
Less: Amounts capitalised in the balance sheet	**(5.1)**	(2.7)
	102.4	130.0

8. TAX EXPENSE

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 [2] S$ Mil (Unaudited)
Current and deferred tax expense attributable to current period's profits	**152.3**	159.6
Recognition of deferred tax asset on other temporary differences [1]	**(41.5)**	(29.5)
Current and deferred tax adjustments in respect of prior years	**0.4**	(1.7)
	111.2	128.4

Notes:
(1) This relates to deferred tax asset recognised on interest expenses arising from inter-company loans.
(2) Prior period comparatives have been restated (see Note 2 to the interim financial report).

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2006

9. OTHER INCOME STATEMENT ITEMS

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 S$ Mil (Unaudited)
Impairment of		
- trade receivables	**9.6**	18.4
- other receivables	-	0.3
Allowance for inventory obsolescence	**0.6**	6.3
Bad trade receivables written off	**0.1**	0.2
Inventory written off	**0.1**	0.3

10. UNDERLYING NET PROFIT

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 [(1)] S$ Mil (Unaudited)
Profit attributable to shareholders	**839.5**	793.7
Adjustments for		
Exceptional items	**(2.5)**	(34.3)
Underlying net profit	**837.0**	759.4

Note:
(1) Prior period comparatives have been restated (see Note 2 to the interim financial report).

11. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	30 Jun 06 S$ Mil (Unaudited)	30 Jun 05 [(1)] S$ Mil (Unaudited)
Profit before tax	**950.8**	921.3
Adjustments for		
Depreciation and amortisation	**465.7**	502.7
Exceptional items	**(2.5)**	(34.3)
Interest and investment income	**(33.3)**	(32.0)
Interest on borrowings	**102.4**	130.0
Share of tax of associated and joint venture companies	**136.4**	111.1
EBITDA	**1,619.5**	1,598.8

Note:
(1) Prior period comparatives have been restated (see Note 2 to the interim financial report).

NOTES TO THE INTERIM FINANCIAL REPORT
For the first quarter ended 30 June 2006

12. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	30 Jun 06 '000 (Unaudited)	30 Jun 05 '000 (Unaudited)
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	**16,690,073**	16,635,772
Adjustment for dilutive effect of share options	**19,274**	41,155
Adjustment for dilutive effect of SingTel Performance Share Plan	**34,545**	31,789
Weighted average number of ordinary shares for calculation of diluted earnings per share	**16,743,892**	16,708,716

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of performance shares held by the Trust. No adjustment was made to earnings for the calculation of diluted earnings per share.

13. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	30 Jun 06 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	1,426.6	1,492.8
Repayable after one year	5,742.9	5,907.2
	7,169.5	7,400.0
Secured borrowings		
Repayable within one year	**0.5**	0.7
	7,170.0	7,400.7

Secured borrowings comprise finance lease liabilities.

14. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	30 Jun 06 Number of shares Mil (Unaudited)	30 Jun 06 Share capital S$ Mil (Unaudited)
Balance as at 1 Apr 06	**16,703.3**	**4,774.7**
Issue of shares on exercise of share options	**3.8**	**6.7**
Balance as at 30 Jun 06	**16,707.1**	**4,781.4**

(a) **Changes to share capital**

In the current quarter ended 30 June 2006, the Company issued 3,835,300 ordinary shares upon the exercise of 3,835,300 share options at the exercise price of between S$1.39 and S$2.61 per share.

(b) **Outstanding share options**
The number of outstanding share options under the Singapore Telecom Share Option Scheme 1999 as at 30 June 2006 was 64,962,787 (30 June 2005: 119,625,662).

The number of share options under the Optus Executive Option Plan as at 30 June 2006 was 3,375,950 (30 June 2005: 3,814,200). Under the Optus Executive Option Plan, on the exercise of these options, Optus will discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of Shares that may be issued on conversion of all the outstanding share options as at 30 June 2006 was 70,566,864 (30 June 2005:125,927,234).

(c) **Performance shares**
As at 30 June 2006, the number of outstanding performance shares under the SingTel Executives' Performance Share Plan and SingTel Performance Share Plan was 95,095,627 (30 June 2005: 97,761,350).

15. NET ASSET VALUE

	Group		Company	
	As at 30 Jun 06 (Unaudited)	As at 31 Mar 06 (Audited)	As at 30 Jun 06 (Unaudited)	As at 31 Mar 06 (Audited)
Net asset value per share	**130.83¢**	126.27¢	**87.08¢**	85.75¢

As at balance sheet date, the number of ordinary shares used for the above calculation for the Group had been adjusted to exclude the number of performance shares held by the Trust.

16. CONTINGENT LIABILITIES

(a) **Guarantees**
As at 30 June 2006

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary for its obligations and liabilities under a S$45.0 million (31 March 2006: S$45.0 million) contract to provide information technology services.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$155.6 million and S$19.2 million (31 March 2006: S$154.0 million and S$18.4 million) respectively.

(iii) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$101.7 million) (31 March 2006: US$64.0 million) to a third party in respect of a joint venture company.

(b) **Claim by Seven Network Limited**
As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 and all of the lay and expert evidence has now been given. Final oral submissions to the judge are scheduled for 2 to 3 weeks commencing September 2006.

(c) **Disputes with international service providers**

As previously reported, Optus is in dispute with certain international service providers regarding amounts due under contracts. Optus is vigorously defending all these claims.

(d) **Other commercial disputes**

Optus (and certain subsidiary companies) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and / or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and/or representations. Optus is vigorously defending all these claims.

17. C2C RESTRUCTURING

On 20 June 2003, the Company announced that it had notified C2C of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C. The undrawn portion of the convertible loan stood at US$164 million (S$261 million) (31 March 2006: US$164 million).

The Company announced that, notwithstanding the cancellation, it viewed C2C as an important asset and, on a without prejudice basis and subject to agreeing terms, was prepared to consider committing additional funds to C2C if it was in the interests of all parties, including the Company.

Despite the Company's proposal and whilst the lenders indicated that they would continue to work towards a consensual restructuring, the lenders issued a notice to the Company calling upon it to disburse to C2C the US$164 million under the convertible loan agreement. The Company announced that it was not obliged to so disburse in view of the cancellation.

Discussions with the lenders on a consensual restructuring are continuing.

18. DIVIDENDS

No dividends have been recommended in the current quarter ended 30 June 2006. No dividends were recommended or declared for the same period last year.

19. The financial position as at 30 June 2006 and the results and cash flows for the quarter ended 30 June 2006 presented in this announcement have not been audited, but have been reviewed by Deloitte & Touche in accordance with the Singapore Statement of Auditing Practice 11 – Review of Interim Financial Information.

20. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2006.

21. WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS.

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2006.

22. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT REPORTING PERIOD AND THE NEXT 12 MONTHS.

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2006.

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
#18-00, Comcentre
Singapore 239732

2 August 2006

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES
REVIEW OF THE INTERIM FINANCIAL INFORMATION AS OF AND FOR THE FIRST QUARTER ENDED 30 JUNE 2006

We have performed a review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (collectively known as the "Group") as of 30 June 2006 and for the First Quarter ended 30 June 2006. Such interim financial information has been prepared by SingTel for announcement on the Singapore Exchange and the Australian Stock Exchange.

The interim financial information for the First Quarter ended 30 June 2006 includes comparative information for the First Quarter ended 30 June 2005 and the balance sheets as of 31 March 2006, and that information was reviewed and audited respectively by other auditors. The other auditors' review opinion, dated 3 August 2005, stated that they were not aware of any material modifications that should be made to the interim financial information prepared in accordance with Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual"). The Group's financial statements for 31 March 2006 included an unqualified audit opinion, dated 3 May 2006.

The interim financial information is set out in the attached pages of SingTel's announcement and comprises the following:-

- Consolidated Income Statement for the First Quarter ended 30 June 2006;
- Balance Sheets of the Group and Company as at 30 June 2006;
- Statements of Changes in Equity for the Group and the Company for the First Quarter ended 30 June 2006;
- Consolidated Cash Flow Statement for the First Quarter ended 30 June 2006;

- Additional notes to the interim financial statements for the First Quarter ended 30 June 2006 (comprising Basis of Preparation, Comparative Figures, Other Income, Depreciation and Amortisation, Exceptional Items, Interest and Investment Income, Interest on Borrowings, Tax Expense, Other Income Statement Items, Share Capital and Other Equity Information, and Contingent Liabilities);
- Additional Information on the Group's Borrowings and Debt Securities as at 30 June 2006;
- Earnings Per Share of the Group (basic and diluted) for the First Quarter ended 30 June 2006; and
- Net Asset Value per ordinary share of the Group and Company as at 30 June 2006.

Appendix 7.2 of the Listing Manual requires the preparation of interim financial information to be in compliance with the relevant provisions thereof.

The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the *Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.* A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there is any material modification that needs to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully

Deloitte & Touche
Certified Public Accountants

Singapore

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Aug-2006 06:31:52
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2006 - Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows
Description	
Attachments:	1stqtr-MDA.pdf Total size = **693K** (2048K size limit recommended)

Close Window

From: Lim Li Ching
Sent: Thursday, August 03, 2006 6:32 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, August 03, 2006 6:31:52 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your a.)uncement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 03-Aug-2006 06:31:19
Broadcast Date & Time :: 03-Aug-2006 06:31:52
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

)

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/08/2006

TIME: 08:44:20

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unaudited Results for the 1Q06 - MDA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Thursday, August 03, 2006 6:45 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 358598.pdf

358598.pdf (693 KB)

ASX confirms the release to the market of Doc ID: 358598 as follows:
Release Time: 03-Aug-2006 08:44:11
ASX Code: SGT
File Name: 358598.pdf
Your Announcement Title: SingTel Group Unaudited Results for the 1Q06 - MDA

SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2006

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to the International Financial Reporting Standards. The financial statements for the period ended, and as at, 30 June 2006 are unaudited.

For all pages, "@" denotes more than +/- 500%, "" denotes less than +/- S$500,000 or A$500,000 and "**" denotes less than +/- 0.05%.*

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2006

- Operating revenue down 1.4% to S$3.17 billion.

- Optus' operating revenue was up 5.3% to A$1.83 billion. In Singapore Dollar terms, Optus' operating revenue was down 2.0% to S$2.18 billion as the Australian Dollar fell 7% against the Singapore Dollar.

- Pre-tax profit from associates grew 29% to S$495 million.

- The Group's underlying net profit was up 10% to S$837 million.

- Free cash flow of S$462 million, with S$309 million from Singapore's operations, S$87 million from the associates, and S$65 million (A$54 million) from Australian operations.

SECTION I : GROUP

	Quarter 30 Jun 2006 S$m	Quarter 30 Jun 2005 S$m	YOY Chge %
Operating revenue	**3,171**	**3,214**	**-1.4**
Operating expenses	*(2,156)*	*(2,098)*	**2.8**
Operating expenses (ex-Cost of Sales)	*(1,672)*	*(1,680)*	**-0.5**
Operational EBITDA	**1,040**	**1,130**	**-8.0**
Operational EBITDA margin	***32.8%***	***35.2%***	
Share of associates' pre-tax earnings	**495**	**384**	**28.9**
- ordinary operations	**495**	**376**	**31.8**
- exceptional items	**-**	**8**	**nm**
EBITDA	**1,620**	**1,599**	**1.3**
Exceptional gains	**3**	**34**	**-92.7**
Underlying net profit	**837**	**759**	**10.2**
Net profit	**840**	**794**	**5.8**
Free cash flow	**462**	**594**	**-22.3**
Underlying earnings per share (S cents)	**5.01**	**4.56**	**9.9**
Basic earnings per share (S cents)	**5.03**	**4.77**	**5.5**

	As at 30 Jun 2006 S$m	As at 31 Mar 2006 S$m	As at 30 Jun 2005 S$m
Total assets	**34,106**	**33,606**	**35,902**
Shareholders' funds	**21,849**	**21,091**	**19,775**
Net debt (1)	**4,656**	**5,006**	**7,249**
Net debt gearing ratio (2)	***17.6%***	***19.2%***	***26.8%***
Net debt to EBITDA (3)	***0.72X***	***0.78X***	***1.1X***
Interest cover:			
- EBITDA/net interest expense (4)	***23.4X***	***17.0X***	***15.4X***

Notes:
(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(4) Net interest refers to interest expense less interest income.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS
For The First Quarter Ended 30 June 2006

	Quarter 30 Jun					YOY
	2006 SingTel S$ m	2006 Optus S$ m	2006 Elimin S$ m	2006 Group S$ m	2005 Group S$ m	Chge %
Operating revenue	**995**	**2,176**	-	**3,171**	**3,214**	**-1.4**
Operating expenses	(532)	(1,625)	-	(2,156)	(2,098)	2.8
	464	551	-	1,015	1,117	-9.1
Other income	9	17	-	25	14	84.7
Operational EBITDA	**472**	**568**	-	**1,040**	**1,130**	**-8.0**
- EBITDA margin	***47.5%***	***26.1%***		***32.8%***	***35.2%***	
Compensation from IDA	84	-	-	84	84	-
Share of results of associates						
- ordinary operations	503	(7)	-	495	376	31.8
- exceptional items	-	-	-	-	8	nm
	503	(7)	-	495	384	28.9
EBITDA	**1,059**	**560**	-	**1,620**	**1,599**	**1.3**
Depreciation & amortisation	(123)	(343)	-	(466)	(503)	-7.4
EBIT	**937**	**217**	-	**1,154**	**1,096**	**5.3**
Net finance expense						
- net interest expense	(32)	(38)	-	(69)	(104)	-33.3
- other finance income (2)	2	1	(2)	*	6	nm
	(30)	(37)	(2)	(69)	(98)	-29.5
Profit before EI	**907**	**181**	**(2)**	**1,085**	**998**	**8.7**
Exceptional items (3)	3	326	(326)	3	34	-92.7
Profit before tax	**910**	**506**	**(328)**	**1,087**	**1,032**	**5.3**
Tax expense	(196)	(51)	-	(248)	(240)	3.4
Profit after tax	**713**	**455**	**(328)**	**840**	**793**	**5.9**
Minority interests	*	-	-	*	1	nm
Net profit	**713**	**455**	**(328)**	**840**	**794**	**5.8**
Net profit	**713**	**455**	**(328)**	**840**	**794**	**5.8**
Exclude :						
Exceptional items	(3)	(326)	326	(3)	(34)	-92.7
Underlying net profit	**710**	**129**	**(2)**	**837**	**759**	**10.2**

Notes:

(1) Unless otherwise stated, the presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with FRS 1 (revised 2004), ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".

(2) The intra-group elimination of S$2 million relates to currency translation loss on loan to Southern Cross Cable Holdings Limited, a 39.99% joint venture, recognised in income statement upon reclassification of the loan to short term as at 30 June 2006. The loan, together with the equity investment, was transferred to SingTel by Optus as at 30 June 2006. In prior periods, the loan was treated as a long term quasi-capital loan and hence the related currency translation difference was taken to equity.

(3) The exceptional gains recorded by Optus from the sale of Southern Cross Cable and an IT subsidiary to SingTel were eliminated upon consolidation.

SECTION I : GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

For the first quarter ended 30 June 2006, the Group reported a 5.8% increase in net profit to S$840 million, or earnings per share of 5.03 cents, from S$794 million, or earnings per share of 4.77 cents, in the same quarter last year. Excluding exceptional items, the underlying net profit was up 10% to S$837 million, or earnings per share of 5.01 cents, from S$759 million, or earnings per share of 4.56 cents.

The increase in profits was driven primarily by the continued robust growth from the associates, which contributed S$359 million (1Q 2005:S$273 million) in post-tax profit, representing 43% of total Group's underlying net profit, up from 36% a year ago. The Group also benefited from lower depreciation and interest costs as C2C, a loss-making 59.5% subsidiary of which the Group has ceased to control, was deconsolidated with effect from 1 January 2006.

The Group's operating revenue fell slightly by 1.4% to S$3.17 billion. In Australia, where two-thirds of the Group's revenue are derived, operating revenue fell 2.0% in Singapore Dollar terms due mainly to the 7% decline in the Australian Dollar against the Singapore Dollar. In Australian Dollar terms, Optus' operating revenue was up 5.3%, partly reflecting the contributions from Alphawest and Virgin Mobile Australia which were acquired in November 2005 and January 2006 respectively. SingTel's operating revenue was flat at S$995 million.

Compared to the preceding quarter ended 31 March 2006, the Group's operating revenue was lower by 2.7% due mainly to a decline in IT revenue arising from cyclical factors.

Operating expenses for the quarter ended 30 June 2006 rose 2.8% to S$2.16 billion and operational EBITDA fell 8.0% to S$1.04 billion.

Operational EBITDA margin declined 2.4 percentage points to 32.8% attributable mainly to lower margins in Australia. However, the better operational performance of the associates drove the Group's share of pre-tax profit from S$384 million to S$495 million, up 29% year-on-year. Bharti and Telkomsel, the two largest associates of the Group, continued to post strong profits on the back of rapid subscriber growth. Consequently, the Group's EBITDA edged up 1.3% to S$1.62 billion, with Optus accounting for a lower 35% compared to 41% in the same quarter last year.

In this quarter, the results of Globe for its second financial quarter ended 30 June 2006 were equity accounted so as to align the financial period of Globe to that of the Group's for consolidation purpose. On a comparable basis, i.e. excluding the additional quarter's results, the Group's share of pre-tax profit from associates was S$449 million, representing an increase of 17% from a year ago.

In the quarter, free cash flow fell 22% to S$462 million as operating cash flows declined, attributable to lower operational performance and lower dividend received from associates, whilst cash capital expenditure remained stable.

Compared to a year ago, both gross debt and net debt gearing ratios fell as C2C's borrowings were deconsolidated from 1 January 2006.

Group's net debt was 0.72 times Group EBITDA, while Group EBITDA was 23.4 times net interest expense. These credit ratios were within leverage commitments made to bond investors in 2001.

SECTION I : GROUP

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2006 were as follows :

	Quarter 30 Jun 2006 S$ m	Quarter 31 Mar 2006 S$ m	QOQ Chge %
Operating revenue	**3,171**	**3,260**	**-2.7**
Operating expenses	(2,156)	(2,214)	-2.6
Operational EBITDA	**1,040**	**1,097**	**-5.2**
Operational EBITDA margin	***32.8%***	***33.7%***	
Profit before exceptional items and tax	**1,085**	**1,081**	**0.3**
Net profit	**840**	**1,682**	**-50.1**
Underlying net profit	**837**	**1,008**	**-17.0**
Free cash flow	**462**	**909**	**-49.3**

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

There have been no significant changes to the guidance issued earlier with the results for the financial year ended 31 March 2006. SingTel will formally update its guidance outlook during the half year and full year results.

SECTION I : GROUP

GROUP OPERATING REVENUE

By Products And Services	Quarter 30 Jun 2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Mobile communications	221	1,010	1,231	1,234	-0.3
Data and Internet	296	329	626	623	0.5
National telephone	115	459	574	638	-10.0
IT and engineering	136	106	242	190	27.4
Sale of equipment	49	163	212	204	4.1
International telephone	147	51	198	239	-17.3
Cable television	0	37	37	39	-6.6
Others (1)	31	22	52	48	8.9
Total	**995**	**2,176**	**3,171**	**3,214**	**-1.4**
Operating revenue			3,171	3,214	-1.4
Associates proportionate revenue (2)			1,368	974	40.4
Group's proportionate revenue			**4,539**	**4,188**	**8.4**

Notes:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

Operating Revenue Mix By Services	Quarter 30 Jun 2006 Mix	2005 Mix
Mobile communications	38.8%	38.4%
Data and Internet	19.7%	19.4%
National telephone	18.1%	19.9%
IT and engineering	7.6%	5.9%
Sale of equipment	6.7%	6.3%
International telephone	6.2%	7.4%
Others	2.8%	2.7%
	100.0%	**100.0%**

The Group's operating revenue declined slightly by 1.4% to S$3.17 billion. The decline of 2.0% in operating revenue by Optus (in Singapore Dollar terms) was partially mitigated by the stable operating revenue reported by SingTel. Optus, however, reported an increase of 5.3% in operating revenue in Australian Dollar terms. In Singapore Dollar terms, revenue from Australia accounted for 69% of the Group's total operating revenue, unchanged from a year ago.

Mobile communications, the largest revenue stream of the Group, contributed 39% to the Group's operating revenue, stable from a year ago. National Telephone revenue fell 10% and became the third largest revenue stream, down from being the second largest revenue stream a year ago. IT and engineering grew 27% following new contributions from Alphawest in Australia, and accounted for 7.6% of total revenue, up from 5.9% in the same quarter last year.

SECTION I : GROUP

Including the proportionate share of operating revenue from associates, the Group's proportionate revenue increased 8.4% to S$4.54 billion.

GROUP OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 Jun				YOY Chge
	2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	%
Traffic expenses	108	497	605	616	-1.8
Selling & administrative	132	460	593	607	-2.3
Cost of sales	115	370	484	417	16.0
Staff costs	157	258	415	402	3.1
Repairs & maintenance	24	42	66	76	-13.2
Others	(4)	(2)	(6)	(21)	-71.2
Total	**532**	**1,625**	**2,156**	**2,098**	**2.8**

As a percentage of operating revenue	Quarter 30 Jun 2006	Quarter 30 Jun 2005
Traffic expenses	19.1%	19.2%
Selling & administrative	18.7%	18.9%
Cost of sales	15.3%	13.0%
Staff costs	13.1%	12.5%
Repairs & maintenance	2.1%	2.4%
Others	-0.2%	-0.6%
	68.0%	**65.3%**

The Group's operating expenses increased 2.8% to S$2.16 billion as SingTel and Optus registered increases of 1.3% and 3.3% respectively. Operating expenses as a percentage of operating revenue increased to 68% from 65% a year ago.

Excluding cost of sales, the Group's operating expenses would have decreased by 0.5% from a year ago.

Traffic expenses fell 1.8% in the quarter and was the Group's largest expense item, accounting for 19% of revenue. Approximately 70% (1Q 2005: 70%) of the S$605 million in Traffic expenses were interconnection costs in Australia.

SECTION I : GROUP

GROUP OPERATIONAL EBITDA MARGINS

The operational EBITDA margins of the Group are summarised as follows :

	Quarter	
	30 Jun	
	2006	2005
Group	32.8%	35.2%
SingTel	47.5%	47.8%
Telco businesses	*53.3%*	*54.1%*
IT business	*10.7%*	*10.9%*
Optus (In S$ terms)	26.1%	29.5%
- excluding Alphawest and Virgin Mobile Australia	*27.3%*	*29.5%*

The Group's operational EBITDA margins in the quarter fell 2.4 percentage points to 32.8% from 35.2% a year ago due mainly to lower margins in Australia.

Optus' margins reflected the continued intense market competition and the acquisition of Alphawest and Virgin Mobile businesses which are of lower margins.

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Jun	31 Mar	30 Jun
	2006 S$ m	2006 S$m	2005 S$m
Current assets (excluding cash)	3,607	3,164	3,342
Cash and bank balances	3,079	2,770	3,060
Non-current assets	27,420	27,672	29,500
Total assets	**34,106**	**33,606**	**35,902**
Current liabilities	4,789	5,128	5,759
Non-current liabilities	7,465	7,385	10,358
Total liabilities	**12,254**	**12,513**	**16,117**
Net assets	**21,851**	**21,093**	**19,785**
Share capital	4,781	4,775	2,498
Reserves	17,067	16,316	17,277
Share capital and reserves	**21,849**	**21,091**	**19,775**
Minority interest	3	3	11
	21,851	**21,093**	**19,785**

SECTION I : GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	30 Jun 2006 S$ m	31 Mar 2006 S$ m	30 Jun 2005 S$ m
Gross debt [1] :			
Current debt	1,427	1,494	2,098
Non-current debt	5,743	5,907	8,021
Gross debt as reported in balance sheet	**7,170**	**7,401**	**10,119**
Related net hedging liability	565	376	190
	7,735	**7,777**	**10,309**
Less : cash and bank balances	(3,079)	(2,770)	(3,060)
Net debt	**4,656**	**5,006**	**7,249**
Gross debt gearing ratio [2]	***26.1%***	***26.9%***	***34.3%***
Net debt gearing ratio	***17.6%***	***19.2%***	***26.8%***

Notes:

(1) With effect from 1 April 2005, borrowings and related derivatives are revalued to market values at each balance sheet date in accordance with FRS 39.

(2) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt (net of hedging) as at 30 June 2006 amounted to S$7.73 billion, S$42 million lower than a quarter ago. S$82 million of bank borrowings were repaid in the quarter, with the balance movement due mainly to translation and fair value adjustments of bonds and related derivative instruments under FRS 39.

The net debt gearing decreased 1.6 percentage points to 17.6% from 19.2% a quarter ago as net debt decreased 7.0% with lower gross debt and higher cash balance.

Compared to a year ago, both gross debt and net debt gearing ratios fell as C2C, the 59.5% subsidiary which had outstanding bank borrowings of US$640 million as at 30 June 2005, was deconsolidated from 1 January 2006.

SECTION I : GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY
	30 Jun 2006 S$ m	30 Jun 2005 S$ m	31 Mar 2006 S$ m	chge %
Net cash inflow from operating activities				
Profit before tax	**1,087**	**1,032**	**1,754**	**5.3**
Depreciation	449	499	474	-10.1
Compensation from IDA	(84)	(84)	(84)	-
Share of results of associates	(495)	(384)	(469)	28.9
Exceptional items	(3)	(34)	(673)	-92.7
Net finance expense	69	98	80	-29.5
Other non-cash items	28	12	1	126.6
Non cash items	(36)	106	(672)	nm
Operating cashflow before working capital changes	1,051	1,139	1,082	-7.7
Changes in operating assets and liabilities	(254)	(291)	193	-12.9
	797	**848**	**1,276**	**-6.0**
Cash paid to employees under performance share plans	(5)	-	-	nm
Dividends received from associates	87	180	93	-51.6
Tax paid	(13)	(27)	(29)	-53.0
	867	**1,001**	**1,339**	**-13.4**
Net cash outflow from investing activities				
Payment for purchases of property, plant and equipment	(406)	(407)	(430)	-0.4
Proceeds from sale of property, plant and equipment	2	1	30	240.0
Net investment in associates	(3)	(610)	(1)	-99.5
Deposit in respect of bid for Pakistan Telecom	-	(67)	-	nm
Net sales proceeds from / (purchase of) trading investments	27	*	122	nm
Proceeds from disposal of available for sale financial assets	11	-	73	nm
Payment for acquisition of subsidiary companies, net of cash acquired	*	*	(39)	nm
Others *(interest received etc)*	48	21	13	131.1
	(323)	**(1,063)**	**(232)**	**-69.7**
Net cash outflow from financing activities				
Net decrease in borrowings	(82)	(73)	(788)	11.7
Net interest paid on borrowings and swaps	(135)	(126)	(76)	7.7
Payments to minority shareholders	-	-	*	-
Proceeds from share issue in respect of share options	7	21	14	-67.5
Purchase of performance shares	(28)	(4)	(4)	@
Others	-	*	(1)	nm
	(239)	**(182)**	**(854)**	**30.8**
Net increase/ (decrease) in cash & cash equivalents	**306**	**(244)**	**253**	**nm**
Exchange effects on cash and cash equivalents	2	1	6	83.3
Group cash and cash equivalents at beginning	**2,770**	**3,303**	**2,512**	**-16.1**
Group cash and cash equivalents at end	**3,079**	**3,060**	**2,770**	**0.6**
Free cash flow	**462**	**594**	**909**	**-22.3**
Capital expenditure (accrual basis)				
SingTel	14	31	105	-55.9
Optus	286	298	422	-4.1
Group	**300**	**329**	**527**	**-9.0**
Cash capex to operating revenue	***13%***	***13%***	***13%***	

SECTION I : GROUP

Group operating cash flows (before dividends and tax) for the quarter amounted to S$797 million, 6.0% lower than the same quarter last year as a result of lower operational performance. Dividends received from associates fell to S$87 million as Telkomsel plans to pay its first dividend only in September quarter this year, when it had paid its first dividend in June last year.

Net cash outflow from investing activities for the quarter was S$323 million. Cash capital expenditure of S$406 million was stable compared to a year ago. Optus' higher cash capital expenditure arising from continuing expenditure on the 3G mobile network, the ULL rollout and the D series satellites was offset by lower cash capital expenditure by SingTel. The cash capital expenditure to operating revenue ratio remained unchanged at 13% compared to the preceding quarter and the same quarter last year.

With the lower cash flows from operating activities and dividend income, and stable cash capital expenditure, free cash flow declined 22% or S$132 million to S$462 million.

Net cash outflow from financing activities was S$239 million, comprising mainly debt repayment of S$82 million and interest payments of S$135 million. S$28 million was incurred on the buy back of SingTel's shares from the market in respect of the performance share plans.

Ending cash balance increased by S$306 million to S$3.08 billion.

Please refer to Sections II and III for more information on cash flows.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2006

- **Operating revenue was flat at S$995 million.**
- **Operational EBITDA margin at 47.5%.**
- **Pre-tax profit from associates, up 32 % to S$503 million.**
- **EBITDA increased 13% to S$1.06 billion.**
- **Underlying net profit increased 24% to S$710 million.**

SECTION II : SINGTEL

	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Operating revenue	**995**	**995**	**0.1**
Operating expenses	*(532)*	*(525)*	*1.3*
Operating expenses (ex- Cost of sales)	*(417)*	*(417)*	*-0.1*
Operational EBITDA	**472**	**476**	**-0.7**
Operational EBITDA margin	***47.5%***	***47.8%***	
Share of associates' pre-tax earnings	**503**	**380**	**32.2**
-ordinary operations	**503**	**372**	**35.1**
-exceptional items	**-**	**8**	**nm**
EBITDA	**1,059**	**940**	**12.7**
Exceptional gains	**3**	**34**	**-91.3**
Underlying net profit	**710**	**571**	**24.4**
Net profit	**713**	**605**	**17.8**
Free cash flow	**397**	**409**	**-3.1**

SECTION II : SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS
For The First Quarter Ended 30 June 2006

	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Operating revenue	**995**	**995**	**0.1**
Operating expenses	(532)	(525)	1.3
	464	470	-1.4
Other income	9	6	51.7
Operational EBITDA	**472**	**476**	**-0.7**
-EBITDA margin	***47.5%***	***47.8%***	
Compensation from IDA	84	84	-
Share of results of associates			
- ordinary operations	457	372	22.8
- ordinary operations of Globe's June '06 quarter	46	-	nm
- exceptional items	-	8	nm
	503	380	32.2
EBITDA	**1,059**	**940**	**12.7**
Depreciation & amortisation	(123)	(166)	-26.0
EBIT	**937**	**775**	**20.9**
Net finance expense			
- net interest expense	(32)	(53)	-40.3
- net investment income	2	6	-72.9
	(30)	(47)	-36.2
Profit before EI	**907**	**727**	**24.6**
Exceptional items	3	34	-91.3
Profit before tax	**910**	**762**	**19.4**
Taxation	(196)	(157)	24.9
Profit after tax	**713**	**605**	**18.0**
Minority interests	*	1	nm
Net profit	**713**	**605**	**17.8**
Net profit	**713**	**605**	**17.8**
Exclude :			
Exceptional items	(3)	(34)	-91.3
Underlying net profit	**710**	**571**	**24.4**

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For the current quarter ended 30 June 2006, operating revenue was stable at S$995 million. Excluding C2C's capacity sales in the June 2005 quarter, operating revenue would have increased by 2.3%. On a sequential quarter basis, operating revenue declined by 7.0% largely due to IT revenue which fell 30% due to cyclical factors. Excluding IT revenue, the telecommunications businesses were stable compared to the preceding quarter.

Mobile communications grew 6.8% year-on-year while data revenue was stable. Excluding C2C's capacity sales revenue in the June 2005 quarter, data revenue would have increased by 6.5%. IT recorded a decrease of 6.1% in revenue due mainly to the closure of an IT subsidiary in late December 2005. International Telephone revenue declined by 3.7% but was stable compared to the preceding quarter.

Operational EBITDA margin for the quarter was resilient at 47.5%, compared to 47.8% a year ago. Compared to the preceding quarter, operational EBITDA margin rose 1.4 percentage points.

Pre-tax contributions from associates continued to be strong, growing by 32% year-on-year to S$503 million, accounting for 55% (1Q 2005: 52%) of SingTel's profit before exceptional items and tax. In the current quarter, SingTel accounted for an additional quarter of Globe's results of S$46 million in order to align Globe's accounting period to that of the Group's for consolidation purpose. Excluding this alignment, the share of pre-tax profit from associates would be S$457 million, representing an increase of 20% from a year ago.

With the deconsolidation of C2C with effect from 1 January 2006 following the loss of control over this subsidiary, depreciation and interest expenses fell.

In this quarter, a deferred tax benefit of S$42 million (1Q 2005: S$30 million) was recognised on the interest expense provided by Singapore Telecom Australia Investments Pty Limited, the investment holding company of Optus, on its long term loan from SingTel.

Net profit after tax was S$713 million. On a comparable basis, i.e. excluding exceptionals, underlying net profit grew 24% to S$710 million.

Free cash flow generated in the quarter amounted to S$397 million, down 3.1% from a year ago attributable mainly to lower dividend income received from Telkomsel.

SECTION II : SINGTEL

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2006 were as follows:

	Quarter 30 June 2006 S$ m	Quarter 31 Mar 2006 S$ m	QOQ Chge %
Operating revenue	**995**	**1,069**	**-7.0**
Operating expenses	(532)	(612)	-13.1
Operational EBITDA	**472**	**493**	**-4.1**
Operational EBITDA margin	*47.5%*	*46.1%*	
Profit before exceptional items and tax	**907**	**850**	**6.6**
Net profit	**713**	**1,514**	**-52.9**
Underlying net profit	**710**	**841**	**-15.5**
Free cash flow	**397**	**558**	**-28.9**

OPERATING REVENUE

SINGTEL	Quarter 30 Jun 2006 S$ m	Mix %	Quarter 30 Jun 2005 S$ m	Mix %	YOY Chge %
Data and Internet	296	30	300	30	-1.2
Mobile communications	221	22	207	21	6.8
International telephone	147	15	152	15	-3.7
IT and engineering	136	14	145	15	-6.1
National telephone	115	12	125	13	-7.5
Sale of equipment	49	5	33	3	50.8
Others (1)	31	3	34	3	-7.8
Total	**995**	**100**	**995**	**100**	**0.1**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

Operating revenue was flat at S$995 million during the quarter. Excluding C2C's capacity sales in the June 2005 quarter, operating revenue would have increased by 2.3%.

Data and Internet services continued to be the largest revenue stream at 30% of total operating revenue. IT & Engineering revenue constituted 14% of total operating revenue, compared to 18% in the preceding quarter as the revenue fell 30% due to cyclical factors.

SECTION II : SINGTEL

Data and Internet

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Data services			
Local leased circuits [1]	89	90	-1.1
Managed services [2]	45	39	17.9
International leased circuits (ILC)	42	44	-6.1
Others [3]	34	27	26.6
	210	**200**	**5.2**
Internet related			
Broadband	64	55	15.2
SingTel Internet Exchange (STiX) [4]	9	8	11.4
Narrowband and others	14	16	-9.7
	86	**79**	**9.9**
Data and Internet related	**296**	**278**	**6.5**
Capacity sales revenue - C2C	**-**	**22**	**nm**
Total	**296**	**300**	**-1.2**

Key Drivers - Internet related	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005
Number of broadband lines (000s) [5]	**372**	**352**	**311**
Singapore broadband penetration rate [6]	***56%***	***54%***	***48%***
Broadband market share [7]	***53.9%***	***53.5%***	***54.8%***
Number of paying Internet dial up customers (000s)	**71**	**77**	**102**

Notes:

(1) Include resale of overseas local leased circuits.
(2) Include ATM, MEG@POP, Global Corporate IP, Frame Relay, Facility Management and Managed Hosting Services.
(3) Include ISDN, VSAT, DTE/ DCE, digital video broadcasting etc.
(4) Include inter-company sales to Optus of S$2.3 million (1Q 2005: S$2.1 million).
(5) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(6) Total estimated ADSL and cable lines divided by total number of households (Source: IDA). For June 2006, figure was based on latest published information for May 2006.
(7) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. For June 2006, figure was based on latest published information for May 2006.

Overall Data and Internet revenue fell 1.2% to S$296 million. On a comparable basis, if C2C's capacity sales revenue is excluded, the revenue grew 6.5%.

Data revenue for the quarter amounted to S$210 million, 5.2% higher compared to the same quarter last year.

SECTION II : SINGTEL

Local leased circuit revenue, the largest component at 42% of Data services, was largely flat compared to the same quarter last year. Against the preceding quarter, it fell 3.8%.

Managed services grew 18% and became the next largest component at 22% of Data services. The increase was attributable mainly to higher sales of Global Corporate IP services.

ILC revenue, the third largest component at 20% of Data services, declined 6.1% and 2.6% on a year-on-year and sequential quarter basis respectively. While demand for bandwidth continued to be robust, with sales volume increasing by more than 40% from a year ago, a larger proportion of customers bought higher bandwidth circuits where average prices continued to fall steeply in the quarter.

Internet revenue for the quarter grew 9.9% to S$86 million. Compared to the preceding quarter, it grew 3.2%.

Increasing affordability of retail broadband plans and attractive promotions have continued to drive growth in Broadband. Broadband revenue rose 15% to S$64 million year-on-year and increased 4.8% against the preceding quarter. As at 30 June 2006, the number of broadband lines increased 5.5% or 20,000 lines to 372,000 lines from 352,000 lines a quarter ago. The continued growth momentum was attributable to the resounding success of the affordable "knockout" price plans introduced in the preceding quarter, in addition to online promotions offering very attractive subscription rates. The number of broadband lines increased by 61,000 or 19% from a year ago.

Despite intense market competition, SingTel's retained its lead in the broadband Internet market with a share of 53.9% as at May 2006.

SECTION II : SINGTEL

Mobile Communications

SingTel	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Cellular service [1]	221	207	6.8

Key Drivers	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005
Number of mobile subscribers (000s)			
Prepaid	409	456	405
Postpaid	1,210	1,204	1,148
Total	**1,619**	**1,660**	**1,553**
MOUs per subscriber per month [2]			
Prepaid	89	72	38
Postpaid	368	368	357
Average revenue per subscriber per month [2] (S$ per month)			
Prepaid [3]	14	12	13
Postpaid [4]	71	71	70
Blended	**56**	**54**	**55**
Data services as % of ARPU [5]	***25%***	***24%***	***21%***
Acquisition cost per postpaid subscriber (S$)	**231**	**247**	**188**
Postpaid external churn per month [6]	*0.8%*	*0.9%*	*1.2%*
Singapore mobile penetration rate [7][8]	***99.3%***	***100.8%***	***96.3%***
Singapore mobile subscribers ('000s) [8]	***4,322***	***4,385***	***4,084***
Market share [8]			
Prepaid	*30.3%*	*28.3%*	*28.8%*
Postpaid	*43.4%*	*43.4%*	*42.9%*
Overall	***38.7%***	***37.9%***	***38.0%***

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods. Bill rebates are charged against mobile communications revenue.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.

(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.

(5) Include revenue from SMS, *SEND, MMS and other data services.

(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and the Company's initiated churn) as a percentage of the average subscribers.

(7) The penetration rates for 2005 are based on previously published figures by IDA, not updated with subsequent changes in population base.

(8) For June 2006, figure was based on latest published information from IDA for May 2006.

SECTION II : SINGTEL

Mobile communications revenue grew 6.8% on a year-on-year basis and was stable compared to the preceding quarter.

As at 30 June 2006, SingTel registered a net decline of 41,000 mobile subscribers to 1.62 million from a quarter ago, with an increase of 5,000 postpaid mobile subscribers offset by a decline of 46,000 prepaid mobile subscribers.

All prepaid mobile subscribers were required to register their prepaid cards by 1 May 2006. With telcos commencing the termination of unregistered prepaid cards in the quarter, the overall prepaid market as at 31 May 2006 shrank. SingTel cancelled approximately 100,000 prepaid subscribers in the deregistration exercise, but its prepaid market share increased to 30% as at 31 May 2006, up 2 percentage points from 31 March 2006. This was due to aggressive marketing efforts, including the registration bonus promotion, whereby S$8/S$10 bonus value was given to every prepaid subscriber who registered.

Prepaid ARPU increased to S$14, up 14% from a quarter ago as low or no usage prepaid cards were terminated. With postpaid mobile enjoying stable ARPU, blended ARPU increased to S$56 from S$54 in the preceding quarter.

Data services remained popular, inching up to 25% of ARPU.

The demand for 3G services continued to be strong, reaching 191,000 subscribers at end June 2006.

The postpaid churn rate dropped to an all time low of 0.8% due to the success of ongoing re-contracting programmes.

Subscriber acquisition cost increased 23% compared to the same quarter last year, but was 6.5% lower than a quarter ago.

To date, SingTel has invested approximately S$151 million on its 3G network rollout and S$98 million on the licence fee.

SECTION II : SINGTEL

International Telephone [1]

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
International (incl Malaysia) call revenue	117	120	-2.4
Inpayments and net transit	30	32	-8.4
Total	**147**	**152**	**-3.7**
Outpayments	**45**	**50**	**-9.5**
Net	**102**	**103**	**-0.9**
Margin %	*69%*	*67%*	

Key drivers	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005
International telephone outgoing minutes (m mins) (excl Malaysia)	**263**	**248**	**220**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	**0.388**	**0.396**	**0.467**

Note:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. Also include international telephone revenue earned from calls made from mobile phones.

International Telephone revenue declined 3.7% to S$147 million in this quarter as both inpayment and International call revenues fell. International call revenue declined 2.4% attributable to lower revenue from traffic to Malaysia as well as other countries. The 17% reduction in average collection rates were partially offset by a 19% increase in international telephone outgoing minutes.

On a sequential quarter basis, revenue was stable.

Margins increased from 67% to 69% year-on-year.

SECTION II : SINGTEL

IT and Engineering Services

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
IT & Engineering revenue [1]	136	145	-6.1

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$11 million (1Q 2005: S$11 million).

While revenue growth for the Singapore's operations had slowed, NCS' strategy of regionalisation continued to gain momentum, with non-Singapore revenue (excluding IPACS) growing 36% year-on-year.

Compared to the same quarter last year, revenue fell 6.1% due mainly to IPACS which, as reported previously, ceased operations on 29 December 2005. Excluding contribution from IPACS, revenue was stable year-on-year. Compared to the preceding quarter, revenue fell 30% due to cyclical factors, as IT spending usually peaked ahead of the fiscal year end.

The order books continued to remain at a healthy level. Reflecting its dominance in the government sector in Singapore, NCS secured a number of major contracts in the current quarter. Further inroads were also made in the key overseas markets of Australia and Hong Kong.

Major contract wins in the quarter include Disaster Recovery Services for a Singapore Statutory Board and an Estate Management & Maintenance project for the Hong Kong Housing Authority.

SECTION II : SINGTEL

National Telephone

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Direct Exchange Lines ("DEL")			
- rental	46	47	-2.1
- traffic	31	35	-12.0
	77	82	-6.3
Others [1]	42	46	-9.4
	119	128	-7.4
Inter-company eliminations	(3)	(3)	-2.9
	115	**125**	**-7.5**

Key Drivers	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005
DEL working lines ('000s)			
Residential	1,045	1,053	1,081
Business	753	755	756
Total	**1,798**	**1,808**	**1,837**
Singapore DEL penetration rate [2]	***42.4%***	***42.4%***	***43.6%***
Singapore DEL working lines ('000s) [2]	**1,843**	**1,847**	**1,851**
DEL market share [2]	***97.8%***	***98.0%***	***99.3%***

Notes:

(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services and Telepoll.

(2) For June 2006, figure was based on latest published information from IDA for May 2006.

National Telephone revenue declined 7.5% to S$115 million in the quarter, reflecting a decline of 2.1% or 39,000 in the number of DEL lines and lower fixed line and payphone traffic due to increasing broadband usage, mobile substitution and competition.

On a sequential quarter, National Telephone revenue fell 2.9% due mainly to lower payphone revenue.

SECTION II : SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Staff costs	157	153	2.1
Selling & administrative	132	129	2.4
Cost of sales	115	107	6.9
Traffic expenses	108	112	-3.1
Repairs & maintenance	24	30	-20.3
Others [(1)]	(4)	(7)	-40.0
Total	**532**	**525**	**1.3**

As a percentage of operating revenue	Quarter 30 Jun 2006	Quarter 30 Jun 2005
Staff costs	15.7%	15.4%
Selling & administrative	13.3%	13.0%
Cost of sales	11.5%	10.8%
Traffic expenses	10.9%	11.2%
Repairs & maintenance	2.4%	3.0%
Others	-0.4%	-0.7%
Total	**53.4%**	**52.7%**

Note:
(1) Included government grants and recoveries of costs.

Operating expenses were stable year-on-year but fell 13% when compared to the preceding quarter.

SECTION II : SINGTEL

Staff Costs

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Gross staff costs	141	144	-2.4
Performance share cost [1]	7	7	-5.7
Retrenchment cost	12	4	179.1
Capitalisation of staff costs	(3)	(2)	26.1
Total, net	**157**	**153**	**2.1**

Key Drivers	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005
SingTel average number of staff	9,593	9,854	10,032
Revenue per staff (S$'000) [2]	104	109	99
As at end of period:			
Number of staff			
NCS Group [3]	3,043	3,085	2,941
SingTel and subsidiary companies	6,350	6,753	7,095
SingTel	**9,393**	**9,838**	**10,036**
Optus	**9,988**	**10,124**	**9,669**
- excluding Alphawest and Virgin Mobile Australia	*9,272*	*9,407*	*9,669*
Total Group	**19,381**	**19,962**	**19,705**

Notes:
(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of the grant.
(2) Based on average employee numbers.
(3) Headcount as at 30 June 2005 included the 233 headcount of a China IT subsidiary which has since closed.

As at 30 June 2006, SingTel's headcount fell by 445 or 4.5% to 9,393 from a quarter ago. Compared to a year ago, headcount declined by 643 or 6.4%.

The decline in headcount was attributable mainly to staff retrenchments, which had resulted in S$12 million (1Q 2005: S$4 million) of ex-gratia payments in the quarter.

Selling & Administrative Expenses

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Selling & administrative expenses	**132**	**129**	**2.4**

Selling & Administrative expenses increased 2.4% attributable to higher mobile subscriber acquisition and re-contract costs partly offset by lower rental and professional fees incurred.

SECTION II : SINGTEL

Traffic Expenses

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Outpayments	45	50	-9.5
Leases [1]	51	50	1.8
Interconnect	13	12	2.5
	108	**112**	**-3.1**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 21 for an analysis of outpayments relative to inpayments.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Depreciation of property, plant and equipment			
- SingTel and subsidiary companies	121	132	-8.1
- C2C	-	33	nm
	121	164	-26.4
Amortisation	2	2	12.5
	123	**166**	**-26.0**
Depreciation as a percentage of operating revenue	***12.1%***	***16.5%***	

The reduction in depreciation of 26% or S$43 million resulted mainly from the deconsolidation of C2C in the March 2006 quarter. Consequently, depreciation as a percentage of operating revenue fell 4.4 percentage points to 12%.

Against the preceding quarter, depreciation expense fell S$16 million or 11% due mainly to end of useful lives or decommissioning of certain property, plant and equipment.

SECTION II : SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Net interest expense:			
- Interest income from third parties	31	20	54.5
- Interest expense (SingTel ex-C2C)	(62)	(59)	4.9
	(32)	(40)	-19.9
- Interest expense - C2C	-	(18)	nm
- Interest income from Optus	-	4	nm
	(32)	**(53)**	**-40.3**
Other finance income:			
- FRS 39 fair value adjustments (1)	*	*	nm
- Investment gain(2)	2	1	183.3
- Foreign exchange gain (net)	*	5	nm
	2	**6**	**-72.9**

Notes:
(1) Arising from the revaluation of trading investments at fair values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement.***
(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Interest income during the quarter increased by 55%, benefiting from the rise in average interest rates. Interest expenses were up at a moderate 4.9% in spite of the increase in interest rates due mainly to lower borrowings following the redemption of the remaining S$515 million in bond borrowings in March 2006.

Exceptional Items (1)

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Dilution gain on Bharti	3	34	-92.7
Write off of negative goodwill on acquisition of subsidiary from Optus (eliminated at Group)	*	-	nm
Total	**3**	**34**	**-91.3**

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

As in prior quarters, new Bharti shares were issued upon the conversion of certain debentures into ordinary shares. The resultant gain on dilution in the effective equity interest in Bharti has been recorded as exceptional gain.

SECTION II : SINGTEL

Taxation

SINGTEL	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Taxation			
Withholding taxes on dividend income from associates [1]			
- Telkomsel	35	20	73.6
- BSI	-	1	nm
	35	21	65.4
Current and deferred taxes (a)	67	55	22.2
Tax benefit of inter-company interest expense	(42)	(30)	40.7
	60	46	30.2
Share of taxes of associates			
- share of ordinary tax **(b)**	136	92	48.4
- reversal of Bharti deferred tax benefit (see page 49)	-	19	nm
	136	111	22.7
Total	**196**	**157**	**24.9**
Effective tax rates based on :			
SingTel reported profits before tax (ex-Optus)	***21.6%***	***20.6%***	
SingTel profits (ex-Optus and associates)			
Profit before tax	910	762	
Exclude :			
Compensation from IDA	(84)	(84)	
Share of associates' profits	(503)	(380)	
Fair value adjustments	*	*	
Exceptional items	(3)	(34)	
C2C losses	-	37	
Adjusted pre-tax profits **(c)**	**320**	**300**	
Effective tax rate **(a)/(c)**	***20.8%***	***18.2%***	
Applicable statutory tax rate	***20.0%***	***20.0%***	
Share of associates' profits			
Share of results from ordinary operations **(d)**	503	372	
Effective tax rate **(b)/(d)**	***27.1%***	***24.7%***	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

SECTION II : SINGTEL

In this quarter, a deferred tax benefit of S$42 million (1Q 2005: S$30 million) was recognised on the current quarter's interest expense provided by Singapore Telecom Australia Investments Pty Limited (the investment holding company of Optus) on its loan from SingTel. The deferred tax benefit was higher, consistent with higher interest expense as a result of higher interest rates. The inter-company interest income/expenses and loans are eliminated at Group.

The higher effective tax rate for associates of 27.1% was due to the expiration of tax holiday for Globe in March 2005.

SECTION II : SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY
	30 Jun 2006 S$ m	30 Jun 2005 S$ m	31 Mar 2006 S$ m	Chge %
Net cash inflow from operating activities				
Profit before tax	910	762	1,523	19.4
Depreciation	121	164	136	-26.4
Compensation from IDA	(84)	(84)	(84)	-
Share of results of associates	(503)	(380)	(464)	32.2
Exceptional items	(3)	(34)	(673)	-91.3
Net finance expense	30	47	52	-36.2
Other non-cash items	11	8	(17)	34.2
Non cash items	(428)	(280)	(1,049)	53.2
Operating cashflow before working capital changes	481	482	474	-0.2
Changes in operating assets and liabilities	(106)	(147)	88	-27.6
	375	335	562	11.9
Cash paid to employees under performance share plans	(5)	-	-	nm
Dividends received from associates	87	180	93	-51.6
Tax paid	(12)	(26)	(29)	-53.2
	445	489	625	-9.0
Net cash inflow/(outflow) from investing activities				
Payment for purchases of property, plant and equipment	(48)	(79)	(68)	-39.3
Proceeds from sale of property, plant and equipment	2	1	30	240.0
Repayment of loans by Optus	-	-	129	-
Net investment in associates	-	(607)	(1)	nm
Deposit in respect of bid for Pakistan Telecom	-	(67)	-	nm
Net purchase of trading investments	27	*	122	nm
Proceeds from disposal of available for sale investments	11	-	73	nm
Others *(dividends and interest received etc)*	31	24	13	31.9
	22	(729)	298	nm
Net cash outflow from financing activities				
Net decrease in borrowings	*	(5)	(516)	nm
Net interest paid on borrowings and swaps	(92)	(81)	(35)	13.0
Proceeds from issue of shares from share options	7	21	14	-67.5
Others *(purchase of performance shares etc)*	(15)	(4)	(5)	247.6
	(100)	(70)	(542)	42.4
Net increase in cash and cash equivalents	367	(311)	381	nm
SingTel cash and cash equivalents at beginning	2,631	3,123	2,249	-15.8
SingTel cash and cash equivalents at end	2,997	2,813	2,631	6.6
Free cash flow	397	409	558	-3.1
Free cash flow (excluding dividends from associates)	309	229	465	34.9
Capital expenditure - accrual basis	14	31	105	-55.9
Cash capex to operating revenue	*5%*	*8%*	*6%*	

SECTION II : SINGTEL

For the first quarter ended 30 June 2006, operating cash flow for SingTel (before dividends and tax) was up 12% to S$375 million mainly due to favourable working capital movements. Dividends received from associates, however, decreased to S$87 million as Telkomsel planned to pay its first dividend only in September quarter this year compared to the payment of the first dividend in June last year.

Net cash inflow from investing activities amounted to S$22 million, comprising mainly proceeds from the sale of trading and available-for-sale investments. In the first quarter last year, SingTel invested S$623 million in Bharti and Pacific Bangladesh Telecom Limited. In addition, a refundable deposit of S$67 million in relation to its bid for Pakistan Telecom was made.

Cash capital expenditure for the quarter amounted to S$48 million, 39% lower than the same quarter last year due mainly to lumpiness in capital spending. With lower operating cash partially offset by lower cash capital expenditure, free cash flow for the current quarter fell 3.1% to S$397 million.

Net cash outflow in financing activities was S$100 million, with interest payments amounting to S$92 million.

Cash and cash equivalents for the quarter increased S$367 million from a quarter ago, with cash balance of nearly S$3 billion as at 30 June 2006.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2006

- **Operating revenue up 5.3%.**
- **Operational EBITDA down 6.9%.**
- **Operational EBITDA margin at 26.1% -- down 3.4 percentage points.**
- **Underlying net profit of A$109 million – down 27% (excluding the impact of exceptional items).**
- **Net profit of $385 million – up 160% (including net exceptional gain on intra-group divestments)**
- **Free cash flow of A$54 million -- down 63% with higher cash capex.**

	Quarter 30 June		YOY Chge
	2006 A$m	2005 A$m	%
Operating revenue	1,834	1,741	5.3
- excluding Alphawest and Virgin Mobile	*1,766*	*1,741*	*1.4*
Operational EBITDA	478	513	-6.9
Operational EBITDA margin	*26.1%*	*29.5%*	
- excluding Alphawest and Virgin Mobile	*27.3%*	*29.5%*	
EBIT	183	252	-27.5
Underlying net profit	109	148	-26.5
Net profit	385	148	160.2
Free cash flow	54	144	-62.7

Optus Mobile results continued to be disclosed as a division, consistent with general industry practice. Optus fixed line revenues have been presented in accordance with the organisational structure by customer segments.

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The First Quarter ended 30 June 2006

	Quarter 30 June 2006 A$m	Quarter 30 June 2005 A$m	YOY Chge %
Operating revenue	**1,834**	**1,741**	**5.3**
Operating expenses	(1,370)	(1,234)	11.0
	464	507	-8.4
Other income	14	6	127.9
Operational EBITDA	**478**	**513**	**-6.9**
- EBITDA margin	***26.1%***	***29.5%***	
Share of results of joint ventures	(6)	3	nm
EBITDA	**472**	**516**	**-8.6**
Depreciation & amortisation	(289)	(264)	9.4
EBIT	**183**	**252**	**-27.5**
Net finance expense	(31)	(40)	-22.4
Profit before exceptional items and tax	**152**	**212**	**-28.4**
Exceptional items	276	-	nm
Profit before tax	**428**	**212**	**101.5**
Tax expense	(43)	(64)	-32.9
Net profit	**385**	**148**	**160.2**
Net profit	**385**	**148**	**160.2**
Exclude:			
Exceptional items	(276)	-	nm
Underlying net profit	**109**	**148**	**-26.5**

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE
For The First Quarter Ended 30 June 2006

Operating revenue grew 5.3% in the first quarter, with contributions from the recent acquisitions of Alphawest and Virgin Mobile adding A$68 million.

Excluding the impact of acquisitions, Optus' operating revenue grew 1.4%. This reflected the negative impact of mobile termination rates that were reduced from 18 cents to 15 cents per minute effective 1 January 2006 and the increasing levels of price competition in both mobile and fixed segments.

The ACCC mandatory reduction in mobile termination rates will have a greater negative impact on the revenue growth in the second and third quarters of the current financial year, due to higher commercially negotiated rates in respective quarters of the previous year.

Optus stays committed to its strategy of stabilising market share, attacking costs and investing for growth. In the quarter, Optus continued to defend market share in Mobile through capped plan offers and selective handset subsidies, impacting margins but generating subscriber growth. In June 2006, Optus launched its 'My Time' offers, rewarding customers with lower cost calls and encouraging families to consolidate their mobile phone services with Optus. Optus has also recently introduced its 'HomeOne' plans, offering greater bundling of fixed and mobile services.

To grow market share in Fixed, Optus has continued the migration of resale customers to the ULL network and from dial-up to broadband, and expanded its DSL broadband customer base, which diluted margins. In the quarter, broadband growth has offset the decline in the traditional products, however competition has caused retail prices to decline more rapidly than resale traffic expenses.

Operational EBITDA declined by 6.9% with margins at 26.1% from the continuing impact of mobile capped plans and consequent increases in traffic expenses and lower consumer fixed line margins.

To mitigate the margin pressure, Optus has started the implementation of various cost management and productivity initiatives. These include outsourcing/offshoring projects, reduction in mobile channel commission rates and simplifying customer care and billing systems.

Net profit for the quarter, excluding the impact of exceptional items, fell 27% to A$109 million.

Free cash flow amounted to A$54 million, down 63% due to lower operational EBITDA and higher cash capital expenditure related mainly to the continuing rollout of 3G mobile and the ULL network, as well as increased spend on the new Sydney office premises fitout. The ratio of cash capital expenditure to operating revenue was 16%, compared to 15% a year ago.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2006 were as follows:

	Quarter 30 June 2006 A$ m	Quarter 31 March 2006 A$ m	QOQ Chge %
Operating revenue	**1,834**	**1,821**	**0.7**
Operating expenses	(1,370)	(1,332)	2.8
Operational EBITDA	**478**	**502**	**-4.7**
Operational EBITDA margin	***26.1%***	***27.6%***	
Mobile	*35%*	*38%*	
Optus Business and Wholesale Fixed	*20%*	*19%*	
Consumer and SMB Fixed	*9%*	*11%*	
Profit before tax	**428**	**192**	**123.2**
Underlying net profit	**109**	**139**	**-21.9**
Net profit	**385**	**139**	**176.2**
Free cash flow	**54**	**294**	**-81.7**

Revenue increased slightly from the preceding quarter, while operational EBITDA and underlying net profit declined. In addition, working capital movements contributed to a lower free cash flow.

Operational EBITDA margin declined 1.5 percentage points due mainly to higher mobile subscriber acquisition costs and higher traffic expenses driven by capped plans.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 30 June 2006 A$ m	Quarter 30 June 2005 A$ m	YOY Chge %
Operating revenue by division:			
Mobile	1,014	965	5.1
Optus Business Fixed	288	233	23.7
Optus Wholesale Fixed	143	160	-10.7
Consumer and SMB Fixed	400	397	0.7
Less inter-divisional revenue [1]	(11)	(14)	-22.2
Total	**1,834**	**1,741**	**5.3**
Operational EBITDA by division:			
Mobile	355	376	-5.6
Optus Business and Wholesale Fixed	87	88	-2.3
Consumer and SMB Fixed	36	49	-25.3
Total	**478**	**513**	**-6.9**
Operational EBITDA margins by division:			
Mobile	*35%*	*39%*	
Optus Business and Wholesale Fixed	*20%*	*23%*	
Consumer and SMB Fixed	*9%*	*12%*	
Total	***26.1%***	***29.5%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and SMB Fixed, and Optus Business Fixed and preselected customers.

In the quarter, the Mobile division contributed 55% to total revenue and 74% to operational EBITDA, largely consistent with the last corresponding quarter.

Certain revenue reclassifications have been made in this quarter. Specifically, Optus' fixed revenue has been presented in line with the customer segments – Business and Wholesale, Consumer and SMB. Incoming mobile revenue from wholesale carrier customers, previously included in Wholesale's results, is now presented within Mobile.

Prior period comparatives have been restated to reflect these changes.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 June 2006 A$ m	Quarter 30 June 2005 A$ m	YOY Chge %
Mobile communications revenue [1]			
Outgoing service revenue	664	638	4.1
Incoming service revenue	212	200	6.4
Service revenue	876	838	4.6
Equipment	138	127	8.0
	1,014	**965**	**5.1**
Operational EBITDA [2]	**355**	**376**	**-5.6**
- EBITDA margin	*35%*	*39%*	

Key Drivers	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005	YOY Chge %
Number of mobile subscribers (000s)				
Prepaid	3,647	3,590	3,196	14.1
Postpaid	2,908	2,896	2,830	2.8
Total	**6,555**	**6,486**	**6,026**	**8.8**
Mobile penetration rate [3]	***98%***	***97%***	***90%***	
MOUs per subscriber per month [4]				
Prepaid	61	62	57	5.9
Postpaid	160	155	150	6.3
ARPU per month (A$) [4]				
Prepaid	22	23	20	8.4
Postpaid	71	71	74	-3.4
Blended	**44**	**45**	**46**	**-3.7**
Data revenue as a percentage of service revenue [5]	***21%***	***20%***	***17%***	
Market (000s) [6]	**20,177**	**19,908**	**18,401**	**9.7**
Market share - total [6]	***32.5%***	***32.6%***	***32.8%***	
Retail postpaid churn rate per month [7]	***1.3%***	***1.2%***	***1.5%***	
% users through wholesale [8]	***9%***	***10%***	***19%***	
Acquisition cost per subscriber	**A$146**	**A$120**	**$156**	

Notes:
(1) Included international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Data revenue as a percentage of service revenue as at 31 March 2006 was restated from 19% (as previously reported) to 20%, to adjust for the inclusion of Virgin Mobile data revenues.
(6) Market size and market share figures are Optus estimates.
(7) Churn excluded customers transferring from postpaid to prepaid.
(8) As previously reported, Optus consolidated Virgin Mobile as a wholly owned subsidiary with effect from January 2006. Prior to acquisition, Optus had been accounting for a substantial proportion of Virgin Mobile service revenue through the wholesale relationship.

SECTION III : OPTUS

Optus Mobile revenue grew by 5.1% to A$1.01 billion. Excluding the impact of Virgin Mobile, which was consolidated from January 2006, Mobile revenue grew 3.5%. All key mobile revenue lines showed increases in the first quarter, with the growth primarily driven by higher outgoing service revenue.

Although negatively impacted by caps, outgoing service revenue improved in the current quarter, mainly as a result of significant growth in prepaid revenues and the inclusion of Virgin Mobile's results. ARPU was stable compared to the preceding quarter.

Incoming service revenue was adversely affected by the lower termination rates as mandated by ACCC. Average inbound mobile termination rates fell 18% from a year ago, reflecting the reduction in termination rates from 18 cents to 15 cents. Until the new rates for 2006 are negotiated with other carriers, Optus will continue using the 15 cents rate suggested by the ACCC. Despite the sharp decline in mobile termination rates, incoming service revenue increased by 6.4% as a result of strong SMS terminating traffic and higher inbound roaming revenue.

Equipment revenue increased by 8.0%, with the inclusion of Virgin Mobile and the higher volume sold underpinning Optus' customer acquisition and retention strategy.

Virgin Mobile contributed A$15 million to Optus Mobile revenue in the quarter and consolidation of its results accounted for one percentage point decline in the Mobile division EBITDA margin.

EBITDA fell by 5.6% attributed largely to the continuing impact of mobile caps and the consequent increases in traffic expenses, as well as lower termination rates. Operational EBITDA margin was down 4 percentage points to 35%. Compared to the preceding quarter, EBITDA margin was down 2.5 percentage points due mainly to increased handset subsidies.

The number of mobile subscribers in the first quarter increased by 69,000, and subscriber base grew 8.8% compared to a year ago.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. In this quarter, around 32% of new and recontracted customers chose capped plans, consistent with the preceding quarter. Approximately 21% of the total Optus postpaid mobile base were under capped plans, up from 19% a quarter ago and 7% a year ago.

Acquisition costs of A$146 per subscriber were lower than a year ago, but higher than the preceding quarter due to higher handset subsidies to support Optus' customer acquisition and retention strategy.

Optus Mobile continues to focus on three strategies to drive growth.

Firstly, it is growing its market share in the business mobile market, with customer numbers increasing by 11% and revenue in the segment up 2.0%.

Secondly, Optus is stimulating SMS and other data revenue, which increased to 21% of ARPU from 20% in the preceding quarter.

The third strategy is to leverage Optus' scale in the consumer segment. In the quarter, Optus stabilised its market position with strong prepaid revenue growth and a modest increase in postpaid customers.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE FIXED DIVISIONS

	Quarter 30 June 2006 A$ m	Quarter 30 June 2005 A$ m	YOY Chge %
Business Fixed revenue			
Voice	107	96	11.4
Data and IP	101	97	4.9
ICT and Managed Services	80	40	98.3
Total Business Fixed revenue	**288**	**233**	**23.7**
- excluding Alphawest	***235***	***233***	***1.0***
Wholesale Fixed revenue			
Voice	39	69	-42.8
Data and IP	43	36	19.4
Satellite	60	55	8.7
Other	1	*	nm
	143	**160**	**-10.7**
Total revenue	**431**	**393**	**9.7**
- excluding Alphawest	***378***	***393***	***-3.7***
Operational EBITDA (1)	**87**	**88**	**-2.3**
- EBITDA margin	***20%***	***23%***	
- EBITDA margin excluding Alphawest	***23%***	***23%***	

Key Drivers	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005	YOY Chge %
Business voice minutes (m min)	1,376	1,333	1,225	12.3
Wholesale voice minutes (m min)	618	628	697	-11.3
As at end of period:				
64k equivalent lines (000s) (2)	1,392	1,280	915	52.1
Buildings connected (3)	15,204	15,085	14,623	4.0

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) 64k equivalent lines comprised all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g. a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(3) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

Alphawest, which Optus acquired in November 2005, added A$53 million in revenue and contributed modest EBITDA to Optus' results for the quarter.

SECTION III : OPTUS

Excluding Alphawest, operating revenue for the combined division declined 3.7%, with lower wholesale voice transit revenue. Wholesale revenue declined by 11%, while Business revenue was stable.

Optus Business' voice revenue grew 11% with higher voice traffic. Wholesale voice revenues declined reflecting fixed to mobile substitution trend and reduced pricing.

Business Data & IP revenue increased by 4.9% to A$101 million, with IP growth offsetting declines in traditional data. Uecomm delivered a strong 25% revenue increase in the quarter.

Growth in Wholesale Data and IP revenue of 19% was largely driven by higher transmission capacity and increasing internet bandwidth sales.

ICT and Managed Services revenue, which included Alphawest, doubled to A$80 million for the quarter.

Satellite revenues grew 8.7% in the quarter with some one-off deals. Optus expects to launch its D1 satellite in September 2006, subject to normal launch contingencies.

Optus continued to win new business including Australian Broadcasting Corporation and Medicare Australia.

Operational EBITDA for the combined division was stable and EBITDA margins excluding Alphawest remained at 23%.

SECTION III : OPTUS

OPTUS CONSUMER AND SMB FIXED DIVISION

	Quarter 30 June 2006 A$ m	Quarter 30 June 2005 A$ m	YOY Chge %
HFC voice revenue	93	102	-8.7
Cable Internet revenue	40	34	16.4
Pay TV revenue	31	31	**
HFC	**164**	**167**	**-1.9**
Dial-up Internet revenue	13	20	-33.2
DSL Internet revenue	30	17	78.9
Off network voice revenue	139	143	-3.0
Total Consumer Fixed revenue	**346**	**347**	**-0.3**
Voice	47	46	2.6
Data and IP	7	4	61.0
Total SMB Fixed revenue	**54**	**50**	**7.3**
Total Consumer and SMB Fixed revenue	**400**	**397**	**0.7**
Operational EBITDA (1)	**36**	**49**	**-25.3**
- EBITDA margin	***9%***	***12%***	

Key Drivers	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005	YOY Chge %
HFC				
HFC ARPU per month (A$)	107	109	108	-1.4
Local telephony customers (2)	467	473	489	-4.5
Other customers (2)	43	39	32	34.2
Total HFC customers (000s)	**510**	**512**	**521**	**-2.1**
Local telephony bundling rate (3)	***74%***	***73%***	***69%***	
Internet customers				
DSL	291	257	162	79.8
HFC broadband	307	289	244	25.7
Business grade broadband (4)	20	18	15	31.6
Broadband subtotal	**618**	**564**	**421**	**46.7**
Dial-up delivered over HFC network	26	32	54	-52.1
Dial-up delivered off network	313	336	365	-14.2
Total Internet customers (000s)	**957**	**932**	**840**	**13.9**
Off Network and ULL				
Total local call resale and ULL customers	682	655	633	7.6
Total long distance customers	751	732	724	3.7
Local call resale bundling rate (5)	*85%*	*70%*	*56%*	

SECTION III : OPTUS

Notes:

(1) *In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.*
(2) Local telephony customers include all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable internet.
(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable internet, dial-up internet or pay TV).
(4) Business grade retail broadband customers previously not included. Related revenue is included within Optus Business Fixed segment.
(5) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial up internet).

Consumer and SMB Fixed segment's revenue was stable compared to the last corresponding quarter as growth in broadband revenue[1] offset declines in the traditional products. SMB Fixed segment showed 7.3% increase, reflecting focus on growing small and medium business market. Total SMB revenues (fixed and mobile) grew 5% to A$247 million, compared to the same quarter last year.

Broadband revenue grew strongly by 37%. As at 30 June 2006, Optus had 618,000 broadband customers (including business grade customers), an increase of 197,000 customers or 47% from a year ago, and 54,000 higher than a quarter ago.

Offnet Local Call Resale customers (including ULL) grew by 7.6%, however, usage and price declines led to an overall decrease in fixed voice revenue.

Dial-up internet revenue fell 33%, reflecting migration of customers to broadband.

Optus has continued its ULL network rollout which, together with the existing HFC network, will cover approximately 3.9 million Australian homes. This has the potential to improve margins significantly after the initial phase of start up costs and achieving scale in ULL subscriber base. As at 30 June 2006, there were 148 exchanges and approximately 30,000 subscribers provisioned with services on ULL.

EBITDA for the quarter was down by A$13 million on the same quarter last year. The lower operational EBITDA margin reflected revenue mix changes caused by lower voice revenues offset by increased broadband revenues.

[1] Broadband revenue comprises cable and DSL Internet revenues.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 June 2006 A$ m	Quarter 30 June 2005 A$ m	YOY Chge %
Interconnect	358	336	6.5
Outpayments & other leases	60	59	1.9
Traffic expenses	418	395	5.8
Selling & administrative	388	375	3.7
Cost of sales	312	243	28.0
Staff costs	242	221	9.6
Repair & maintenance and others	41	36	13.4
Capitalisation of costs (1)	(31)	(36)	-14.0
Total	**1,370**	**1,234**	**11.0**
As a percentage of operating revenue			
Traffic expenses	23%	23%	
Selling & administrative	21%	22%	
Cost of sales	17%	14%	
Staff costs	13%	13%	
Repair & maintenance and others	2%	2%	
Capitalisation of costs (1)	-2%	-2%	
	75%	71%	

	Quarter 30 Jun 2006	Quarter 31 Mar 2006	Quarter 30 Jun 2005
Staff statistics			
Number of employees, at end of period	9,988	10,124	9,669
- excluding Alphawest and Virgin Mobile	*9,272*	*9,407*	*9,669*
Average number of employees	10,028	10,247	9,546
- excluding Alphawest and Virgin Mobile	*9,322*	*9,533*	*9,546*
Revenue per employee (A$'000) (2)	181	178	182

Notes:
(1) The bulk of the capitalisation relates to staff costs.
(2) Based on average employee numbers.

Excluding Alphawest and Virgin Mobile, operating expenses increased by 5.2% in the current quarter, with growth mainly in Cost of Sales and Traffic expenses. Operating expenses represented 75% of operating revenue.

Traffic expenses rose by 5.8%, with higher wholesale data and IP volume, and growth in mobile traffic and consumer DSL volumes. The increase in this quarter was partially mitigated by lower mobile termination rates from a year ago.

Selling and Administrative expenses increased by 3.7% largely due to increased mobile base station lease costs from 3G network sites and initial ULL rollout costs.

SECTION III : OPTUS

Excluding Alphawest, cost of sales increased by 11%, attributable to higher mobile equipment sales and satellite costs.

Total staff costs, excluding Alphawest and Virgin Mobile, rose 3.4% due to a more conservative approach to provisioning for annual incentives this quarter, compared to the same quarter last year. Excluding incentive provisions, staff costs fell by 2%. Average headcount excluding acquisitions declined by 211 from the preceding quarter.

SHARE OF RESULTS OF JOINT VENTURES

	Quarter 30 June		YOY Chge
	2006 A$ m	2005 A$ m	%
Southern Cross Cable Consortium	(6)	3	nm
Bridge Mobile Alliance	*	*	nm
Total	**(6)**	**3**	**nm**

The performance of Southern Cross Cable Consortium in the quarter ended 30 June 2006 was impacted by an additional charge in relation to an upgrade of certain operational equipment.

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 June		YOY Chge
	2006 A$ m	2005 A$ m	%
Depreciation of property, plant & equipment	276	262	5.3
Amortisation	13	2	@
	289	**264**	**9.4**
Depreciation as a percentage of revenue	***15%***	***15%***	

Optus commenced amortisation of its 3G licence on the commercial launch of 3G services in November 2005. The cost of the licence of A$292 million, including capitalised interest, is amortised over the remaining licence term ending October 2017.

SECTION III : OPTUS

Net Finance Expense

	Quarter 30 June		YOY Chge
	2006 A$ m	2005 A$ m	%
Interest payable to SingTel	-	3	nm
Interest payable to others	37	44	-14.0
Gross interest on borrowings	37	47	-20.3
Interest capitalised	(4)	(2)	104.8
Net interest expense	33	45	-26.1
Interest income	(2)	(5)	-54.0
Total	**31**	**40**	**-22.4**

Net interest expense fell 22% to A$31 million due to lower average debt levels.

Exceptional Items

In the quarter ended 30 June 2006, Optus sold its interest in Southern Cross Cables Holdings Limited (part of the Southern Cross Cable Consortium) to a subsidiary of SingTel, recording an exceptional accounting gain of A$276 million (see Section I – page 3).

Optus continues to hold a 39.99% interest in Pacific Carriage Holdings Limited, a US-based legal entity of the Southern Cross Cable Consortium.

Exceptional items in the quarter also included a small loss on disposal of a subsidiary to SingTel, which is eliminated at the group level.

Taxation

	Quarter 30 June		YOY Chge
	2006 A$ m	2005 A$ m	%
Optus' Australian income tax expense	43	64	-32.9
Share of joint ventures' income tax expense	-	*	nm
	43	**64**	**-32.9**

The income tax expense reflected primarily the Australian tax rate of 30% together with minor variations between accounting and taxable income. The effective tax rate in the current quarter was affected by the share of losses of joint ventures, which were non-deductible for tax purposes.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY Chge
	30 Jun 2006 A$ m	30 Jun 2005 A$ m	31 Mar 2006 A$ m	%
Net cash inflow from operating activities				
Profit before tax	**428**	**212**	**192**	**101.5**
Depreciation and amortisation	289	264	293	9.4
Share of results of joint ventures	6	(3)	(5)	nm
Exceptional items	(276)	-	-	nm
Other non-cash items	33	42	26	-21.2
Non cash items	52	303	314	-82.8
Operating cashflow before working capital changes	480	515	506	-6.8
Changes in operating assets and liabilities	(125)	(113)	90	10.8
	355	**402**	**596**	**-11.7**
Tax paid	*	*	*	nm
Net cash inflow from operating activities	**355**	**402**	**596**	**-11.7**
Net cash outflow from investing activities				
Purchases of property, plant and equipment	(301)	(257)	(302)	16.9
Purchase of subsidiary	*	*	(32)	nm
Others	11	(1)	3	nm
	(290)	**(259)**	**(331)**	**12.0**
Net cash outflow from financing activities				
Net decrease in loans from SingTel	-	-	(100)	-
Net decrease in bank borrowings	(68)	(53)	(152)	28.8
Finance lease payments (excluding interest)	-	*	(74)	nm
Purchase of SingTel shares	(12)	-	-	nm
	(80)	(53)	(326)	50.6
Net interest paid on borrowings and swaps (including finance lease interest)	(37)	(38)	(33)	-2.9
	(117)	**(91)**	**(359)**	**28.1**
Net change in cash and cash equivalents	**(52)**	**52**	**(94)**	**nm**
Cash and cash equivalents at beginning	121	141	215	-14.4
Cash and cash equivalents at end	**69**	**193**	**121**	**-64.2**
Free cash flow	**54**	**144**	**294**	**-62.7**
Cash flow before borrowings [1]	**28**	**105**	**232**	**-73.3**
Capital expenditure - accrual basis	**241**	**234**	**346**	**2.9**
Cash capital expenditure to operating revenue	***16%***	***15%***	***17%***	

Note:
(1) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

In the quarter, operating cash flow was at A$355 million, lower than the same quarter last year due to lower operational EBITDA.

Cash capital expenditure continued to grow this quarter as Optus rolled out new mobile and fixed line networks, completed construction of the D series satellites and continued the fitout of the new Sydney office. Cash capital expenditure for the quarter was A$301 million, up 17% year-on-year.

With higher cash capital expenditure, free cash flow generated was A$54 million in the quarter, down from A$144 million a year ago.

Net cash outflow from financing activities in the quarter included the buy back of SingTel shares from the open market for partial settlement upon vesting of 2003 employee performance share plans on 1 June 2006.

Cash capital expenditure by division

	Quarter 30 June		YOY
	2006 A$ m	2005 A$ m	Chge %
Mobile	95	103	-8.4
Business and Wholesale Fixed	88	83	5.5
Consumer and SMB Fixed	42	22	88.9
Other	76	49	56.7
Total	**301**	**257**	**16.9**

In the quarter, cash capital expenditure for the Mobile division was A$95 million or 32% of the Optus' total capital expenditure. Of this amount, A$53 million was in relation to the expansion of Optus' 3G network.

The cash capital expenditure for the Optus Business and Wholesale Fixed division of A$88 million for the quarter accounted for 29% of Optus' total, down from 32% a year ago. The expenditure was largely for the construction of the D series satellites and upgrade of customer access network.

For the Consumer and SMB Fixed division, the increased investment in the broadband ULL network roll out contributed to the higher cash capital expenditure of A$42 million, from the A$22 million in the last corresponding quarter.

The increase in other cash capital expenditure is largely attributable to the new Sydney office project. Optus will move to new Sydney headquarter premises during 2007.

SECTION IV: ASSOCIATES

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2006

- Pre-tax profit from associates up 29% to S$495 million.
- On a post-tax basis, earnings from associates up 31% to S$359 million.
- Strong profit contributions from Telkomsel, Bharti and Globe.
- Equity accounted Globe's results for June 2006 quarter in order to align its accounting period for consolidation purpose.
- Group's regional mobile subscribers (including SingTel and Optus) grew 7.4 million in the quarter. Year-on-year, Group's regional mobile subscribers up 30% or 21 million to 92 million. On a proportionate share basis, increase was 25% to over 35 million subscribers.

SECTION IV : ASSOCIATES

	Equity Int %	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Regional mobile associates				
Telkomsel	35.0	225	173	30.4
Bharti Telecom / Bharti Airtel (3) (4)	30.5			
- operating results		*101*	*61*	*64.4*
- fair value adjustments on financial items		*(10)*	*5*	*nm*
		91	66	37.5
AIS (2)	21.4	73	76	-3.8
Globe Telecom	44.6			
- operating results (Jan-Mar 2006)		*64*	*38*	*69.8*
- operating results (Apr-Jun 2006)		*57*	*-*	*nm*
- fair value adjustments (Apr-Jun 2006)		*(11)*	*3*	*nm*
		110	41	167.9
Pacific Bangladesh Telecom Ltd ("PBTL") (5)	45.0	(10)	*	nm
		489	**355**	**37.7**
Other SingTel associates				
Singapore Post (6)	25.8	10	12	-13.7
PT Bukaka ("BSI")	40.0	3	6	-55.4
New Century InfoComm ("NCIC") (2)	24.5	(4)	(3)	32.3
Others		5	3	104.0
SingTel share of ordinary results (pre-tax)		**503**	**372**	**35.1**
Optus share of ordinary results (pre-tax)		**(7)**	**4**	**nm**
Group share of ordinary results (pre-tax)		**495**	**376**	**31.8**
Exceptional items				
Bharti Telecom/ Bharti Airtel (7)		-	3	nm
Globe Telecom (7)		-	5	nm
Group share of exceptional items		**-**	**8**	**nm**
Group share of pre-tax profit		**495**	**384**	**28.9**
Group share of net profit after tax of associates				
Telkomsel		156	121	28.6
Bharti Telecom/ Bharti Airtel				
- ordinary results		80	58	37.0
- exceptional items		-	3	nm
- reversal of deferred tax benefit		-	(19)	nm
		80	42	88.7
AIS		50	53	-5.9
Globe Telecom				
- ordinary results (Jan-Mar 2006)		44	36	24.2
- additional quarter results (Apr-Jun 2006)		31	-	nm
- exceptional items		-	5	nm
		75	41	85.5
PBTL		(6)	*	nm
Regional mobile associates		**355**	**257**	**38.1**
Others		4	16	-75.8
Group share of net profit (A)		**359**	**273**	**31.4**
(A) as % of Group underlying net profit		***43%***	***36%***	

SECTION IV : ASSOCIATES

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure compliance with the Group's accounting policies.
(2) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the period ended 31 March 2006. One-off transactions between 1 April 2006 and 30 June 2006 which are material are also accounted by the Group in the current quarter.
(3) Bharti Airtel ("**Bharti**") was previously known as Bharti Tele-Ventures Limited.
(4) As at 30 June 2006, the Group's equity interest in Bharti Telecom Limited ("**BTL**") was 32.81% and its equity interest in Bharti (an associated company of BTL) was diluted from 15.61% in March 2006 to 15.60% in June 2006 following Bharti's conversion of certain USD denominated bonds into equity shares. This resulted in the overall effective interest in Bharti of 30.49% as at 30 June 2006. The Group's effective interest in Bharti was 30.84% a year ago.
(5) In June 2005, SingTel purchased a 45% equity interest in Pacific Bangladesh Telecom Limited and commenced equity accounting from June 2005 quarter.
(6) The Group's equity interest in SingPost was diluted to 25.81% as at 30 June 2006 following partial disposal by SingTel in the December 2005 quarter and the exercise of SingPost employee stock options. The Group's equity interest in SingPost was 30.94% a year ago.
(7) These items relate to one-off GAAP and other adjustments of individually insignificant values relating to prior periods.

The Group's share of pre-tax profit from its associates amounted to S$495 million in the quarter, accounting for 46% of the Group's profit before exceptionals and tax, up from 38% a year ago.

In the current quarter, the Group equity accounted for Globe's pre-tax profit for the half year period from 1 January 2006 to 30 June 2006 to align Globe's financial period to that of the Group's for consolidation purpose. Consequently, an additional quarter of Globe's pre-tax profit of S$46 million and post-tax profit of S$31 million have been included in the results of the Group for the current quarter ended 30 June 2006.

Excluding the additional quarter of Globe's profit, the Group's share of pre-tax profit of associates increased by 17% or S$65 million, largely due to higher contributions from Telkomsel, Bharti and Globe.

On a post-tax basis, profit from associates grew 31% to S$359 million in the current quarter. The associates contributed 43% to the Group's underlying net profit for the quarter, up 7 percentage points from a year ago.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 10,000 radio base stations providing nationwide coverage.

In the quarter ended 30 June 2006, the pre-tax contribution from Telkomsel increased by 30% to S$225 million year-on-year on the back of continued strong operational performance. The Rupiah was stable in the quarter compared to a year ago.

Compared to the preceding quarter, pre-tax contribution fell 7.9% attributed mainly to higher costs related to the accelerated expansion of network (about 1,400 mobile base stations were commissioned this quarter compared to an average of 300 per quarter in 2005).

SECTION IV : ASSOCIATES

With its superior coverage, strong brand and wide distribution, Telkomsel maintained its market leader position with a market share of 55%. Its total mobile subscriber base of 29.3 million, comprising 27.7 million prepaid and 1.6 million postpaid, increased by 7.7 million or 36% from a year ago, and 2.3 million or 8.6% from a quarter ago.

Bharti Airtel Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the only private telecom operator with an "all India" presence offering mobile services in all 23 licenced circles. Bharti is the market leader in India with 29% of the GSM market and 22.5% of the total wireless market.

In the current quarter ended 30 June 2006, Bharti's operating revenue grew strongly by 53%, and its pre-tax operating contribution rose significantly by 64% to S$101 million. Including the share of fair value loss on financial liabilities and derivatives of S$10 million as a result of a weaker Indian Rupee, pre-tax profit for the quarter grew at a lower 38% from a year ago.

An all new record of 3.5 million net mobile subscribers were added in the quarter, compared to the previous record of 3.3 million net additions recorded in the March 2006 quarter. As at 30 June 2006, Bharti's total subscriber base was 23.1 million, or 24.6 million if its 1.5 million fixed line subscribers were included. In July 2006, Bharti became the first private telecom operator to cross the 25 million-customer mark, covering mobile, landline as well as broadband, in India.

In a further move to drive affordability in the market, Bharti has introduced an enhanced version of its "lifetime validity" plan, allowing customers to pay the one-time fee in 12 monthly instalments. To offer its customers more choice to stay connected, Bharti has also launched a fixed wireless service this quarter, thus augmenting its telecom presence across all segments of the market.

In the June 2005 quarter, SingTel equity accounted for its share of Bharti's reversal of deferred tax benefit pertaining to a licence fee of S$19 million.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

Excluding the additional quarter's profits, Globe's pre-tax contribution in the March 2006 quarter grew strongly by 70% from a year ago to S$64 million on the back of a 5.7% increase in revenue. The improved performance was driven by increased usage as well as reduced spending on subsidies and marketing. On a post-tax basis, Globe recorded a smaller increase of 24% in net profit with the expiration of its income tax holiday on 31 March 2005.

SECTION IV : ASSOCIATES

Due to aggressive marketing spend, Globe's profit contribution declined to S$57 million in the quarter ended 30 June 2006. The quarter's results were also impacted by the fair value losses on its USD denominated debt arising from a weaker Peso[2]. The Group's share of this loss amounted to S$11 million.

Globe registered a net addition of 697,000 mobile subscribers this quarter. As at 30 June 2006, its subscribers reached 13.9 million, 2.0% higher than a year ago.

With the rollout of *Globe Mobile Broadband 3G* in April 2006 with HSDPA (High Speed Downlink Packet Access, commonly referred to as "3.5G") technology, Globe is the first mobile operator to make 3G services available in the Philippines and also the first operator in Asia Pacific to introduce 3G with HSDPA capabilities to the general public.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 June 2006, it was the third largest listed company on the Stock Exchange of Thailand in terms of market capitalisation.

AIS' performance in the quarter ended March 2006 improved against the preceding quarter, as its mobile service revenue grew 3.3% with the expiration of promotional tariff plans in December 2005, coupled with lower marketing and depreciation expenses.

Year-on-year, however, pre-tax contribution dipped 3.8% to S$73 million despite a 4.1% increase in revenue due primarily to higher staff costs and lower handset margins.

AIS' net mobile subscriber addition in the June 2006 quarter was 684,000, which was three times the 225,000 subscribers added in the March 2006 quarter. Year-on-year, its subscriber base grew by 9.5%, or 1.5 million, to 17.3 million. As at 30 June 2006, AIS continued to lead the market with approximately 52% market share.

Pacific Bangladesh Telecom Limited ("PBTL")

PBTL is the fourth largest mobile communications services provider in Bangladesh.

PBTL is aggressively rolling out its network to cater to the burgeoning demand in Bangladesh. It added 189,000 net mobile subscribers in this quarter, bringing the total subscribers to 686,000 as at 30 June 2006, an increase of 38% from a quarter ago. The rapid growth in its subscriber base has resulted in hefty subscriber acquisition costs, thus impacting the bottom line.

---

[2] The fair value adjustment of Globe for the March 2006 quarter had been taken up in the Group's results in the March 2006 quarter.

SECTION IV : ASSOCIATES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since the associates are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Jun		YOY
	2006	2005	Chge
	S$ m	S$ m	%
Group operating revenue			
SingTel	995	995	0.1
Optus	2,176	2,220	-2.0
	3,171	**3,214**	**-1.4**
Proportionate share of operating revenue of associates			
Regional mobile associates	1,263	860	46.9
Singapore associates	46	48	-4.4
Other overseas associates	59	67	-11.7
	1,368	**974**	**40.4**
Enlarged revenue	**4,539**	**4,188**	**8.4**
% of overseas revenue to enlarged revenue	*77%*	*75%*	
Contributions to enlarged revenue			
Australia	48%	53%	
Regional mobile associates	28%	21%	
Singapore	23%	25%	
Others	1%	2%	
	100%	100%	

Based on the Group's enlarged revenue, overseas revenue contribution was 77% for the quarter, up 2 percentage points from a year ago, reflecting the strength of the Group's geographical diversification efforts.

SECTION IV : ASSOCIATES

Proportionate EBITDA [(1)]	Quarter 30 Jun 2006 S$m	Quarter 30 Jun 2005 S$m	YOY Chge %
Operational EBITDA			
SingTel	472	476	-0.7
Optus	568	655	-13.3
	1,040	**1,130**	**-8.0**
Proportionate share of EBITDA of associates			
Regional mobile associates	779	526	48.0
Singapore associates	20	21	-2.9
Other overseas associates	26	33	-20.4
	825	**580**	**42.4**
Compensation from IDA	**84**	**84**	**-**
Total proportionate EBITDA	**1,949**	**1,794**	**8.6**
EBITDA margin on enlarged revenue	***43%***	***43%***	
Overseas EBITDA as a % of total EBITDA	***70%***	***68%***	
Contributions to total proportionate EBITDA			
Regional mobile associates	40%	29%	
Singapore	30%	32%	
Australia	29%	36%	
Others	1%	2%	
	100%	**100%**	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The proportionate EBITDA increased by 8.6% to S$1.95 billion in the current quarter.

Regional mobile associates contributed a significant 40% to the total proportionate EBITDA, up from 29% a year ago.

Proportionate share of mobile subscribers [(1)]	Total Number 30 Jun 2006	Total Number 31 Mar 2006	Total Number 30 Jun 2005	Prorata Number 30 Jun 2006	Prorata Number 31 Mar 2006	Prorata Number 30 Jun 2005
(In 000s)						
SingTel Mobile	1,619	1,660	1,553	1,619	1,660	1,553
Optus	6,555	6,486	6,026	6,555	6,486	6,026
	8,174	**8,146**	**7,579**	**8,174**	**8,146**	**7,579**
Regional Mobile Associates						
- Telkomsel	29,270	26,951	21,548	10,245	9,433	7,542
- Bharti	23,073	19,579	12,256	6,934	5,875	3,720
- AIS	17,318	16,634	15,815	3,710	3,563	3,392
- Globe	13,894	13,197	13,627	6,193	5,887	6,082
- PBTL	686	497	318	309	224	143
	84,241	**76,858**	**63,564**	**27,391**	**24,982**	**20,879**
Group	**92,415**	**85,004**	**71,143**	**35,565**	**33,128**	**28,458**

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

SECTION IV : ASSOCIATES

Telkomsel and Bharti continued to be the two largest regional mobile associates in terms of the number of mobile subscribers.

As at 30 June 2006, the Group's regional mobile subscriber base (including SingTel and Optus) rose 8.7% or 7.4 million to 92 million from a quarter ago. This is the highest quarterly increase since June 2005 quarter. Year-on-year, it was up 30% or 21 million. On a proportionate share basis, the increase was 25% to over 35 million subscribers.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES (1)

	Quarter 30 Jun		YOY
	2006 S$ m	2005 S$ m	Chge %
Regional mobile associates			
Telkomsel (2)			
- final dividend FY2004 (partial receipt)	-	100	nm
AIS (3)			
- final dividend FY2005 / FY2004	87	69	25.7
	87	**170**	**-48.6**
BSI	-	10	nm
Others	-	*	nm
Total	**87**	**180**	**-51.6**

Notes:
(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.
(2) Telkomsel declared a full year dividend of 85% on net profit for its 2005 financial year. The interim dividend was paid in December 2005 and the final dividend is expected to be paid in the September 2006 quarter. SingTel's share of the final dividend is approximately S$340 million. For FY2004, the dividend payout was 60% of net profit, paid during June to August 2005.
(3) Currently, AIS does not have a fixed dividend policy. However, AIS can pay dividend at any payout ratio provided it obtains at least an 'AA' rating from a credit rating agency approved by the Office of Securities and Exchange Commission of Thailand. AIS declared a full year dividend of 98% on net profit for its 2005 financial year. The interim and final dividends were paid in September 2005 and May 2006 respectively. For FY2004, the dividend payout was 69% of net profit.
(4) On 31 July 2006, Globe obtained board approval to increase the dividend payout ratio from approximately 50% to 75% of prior year's net profit, payable semi-annually in March and September of each year. Globe will pay its second semi-annual dividend of Peso 30 per share in September 2006. SingTel's share of this gross dividend is approximately Peso 1.77 billion.

In the current quarter, SingTel received a final dividend from AIS of S$87 million for financial year 2005, up 26% from the same quarter last year due to a higher payout ratio.

Telkomsel paid its first dividend for its 2004 financial year in June 2005, but will only pay its first dividend for its 2005 financial year in September 2006 quarter.

SECTION IV : ASSOCIATES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1993**	**2005**
Effective shareholding (%)	35.0%	30.49%	21.42%	44.57%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$882 mil	S$204 mil
Closing market share price (1)	NA	INR 370	THB 90 (5) THB 90 (6)	PHP 930	NA
Market capitalisation					
- Total	NA	S$24.21 bil	S$11.05 bil	S$3.67 bil	NA
- SingTel holding	NA	S$7.38 bil	S$2.37 bil	S$1.64 bil	NA
Operational Performance :					
Mobile penetration rate (2)	24%	10%	54%	41%	10%
Market share (2)	55%	29%	52%	37%	4.7%
Market position (3)	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	29,270	23,073	17,318	13,894	686
- Proportionate	10,245	6,934	3,710	6,198	309
Growth in mobile subs (%) (4)	36%	88%	9.5%	2.0%	116%
Credit ratings					
- Sovereign (Moody's/ S&P's)	B1/B+	Baa3/BB+	Baa1/BBB+	B1/BB-	NA
- Company (Moody's/ S&P's)	NA/BB+	NA/BB+	NA/A-	Ba2/BB+	NA

Notes:

(1) Based on closing market price on 30 June 2006, in local currency.

(2) Based on latest data available as at 30 June 2006, except for Globe, which is based on data as at 31 March 2006. For Bharti, the market share is based on GSM cellular subscribers only. If based on total number of mobile subscribers (GSM and CDMA), Bharti's market share would be 22.5%.

(3) Based on number of mobile subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is also ranked first based on total number of mobile subscribers.

(4) Compared against 30 June 2005.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 3** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	Associated or joint venture company.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"C2C"	C2C Pte Ltd and its subsidiary companies.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"DSL"	Digital subscriber line.
"EI"	Exceptional items.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Financial Reporting Standard.
"Free Cash Flow"	Free cash flow refers to cash flow from operating activities less cash capital expenditure.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"ICT"	Information and communication technology.
"IP"	Internet protocol.
"MMS"	Multimedia messaging service.
"MOU"	Minutes of use.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMB"	Small and medium business.
"SMS"	Short Message Service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.

RESTATEMENT – COMPARATIVE QUARTER ENDED 30 JUNE 2005

As stated in the Management Discussion & Analysis for the preceding quarter ended 31 March 2006, Optus aligned its accounting treatment for operating lease expenditure to be consistent with the technical interpretation of IFRS in Australia. Under this interpretation, if the lease payments provide for fixed rate rent increases year-on-year, such increases are to be recognised on a straight-line basis over the entire lease term, compared to only expensing the contractual amounts paid every year.

The comparative figures for the quarter ended 30 June 2005 have been restated to reflect the change as follows :

	Optus	**Group**
	A$ m	**S$ m**
Selling & Administrative expenses		
- as previously reported	372	603
- change in accounting treatment	3	4
- restated	**375**	**607**
Net profit		
- as previously reported	150	796
- change in accounting treatment	(2)	(3)
- restated	**148**	**794**
Operational EBITDA margins		
- as previous reported	*29.7%*	*35.3%*
- as restated	***29.5%***	***35.2%***

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Jun 2006 (Unaudited) S$ million	31 Mar 2006 (Audited) S$ million	30 Jun 2005 (Unaudited) S$ million
Current assets			
Cash and cash equivalents	3,079	2,770	3,060
Available-for-sale financial assets	-	-	5
Derivative financial instruments	73	70	-
Other financial assets at fair value through profit or loss	812	860	944
Trade and other debtors	2,502	2,047	2,175
Inventories	220	186	217
	6,685	5,934	6,402
Non-current assets			
Property, plant and equipment (net)	9,422	9,465	11,558
Goodwill on consolidation	9,557	9,553	9,519
Intangible assets	555	562	597
Associated companies	5,010	5,203	4,974
Joint venture companies	1,363	1,394	1,212
Available-for-sale financial assets	43	52	103
Derivative financial instruments	258	239	274
Deferred tax assets	1,142	1,111	1,180
Other non-current assets	70	93	83
	27,420	27,672	29,500
Total assets	34,106	33,606	35,902
Current liabilities			
Trade and other creditors	2,829	3,183	3,210
Provisions	18	19	17
Derivative financial instruments	87	73	2
Current tax liabilities	427	360	433
Borrowings (unsecured)	1,427	1,493	902
Borrowings (secured)	1	1	1,196
	4,789	5,128	5,759
Non-current liabilities			
Derivative financial instruments	809	606	462
Borrowings (unsecured)	5,743	5,907	7,952
Borrowings (secured)	-	-	70
Deferred tax liabilities	371	376	420
Deferred income	18	19	284
Advance billings	356	312	1,028
Other non-current liabilities	169	166	143
	7,465	7,385	10,358
Total liabilities	12,254	12,513	16,117
Net assets	21,851	21,093	19,785
Share capital and reserves			
Share capital	4,781	4,775	2,498
Translation reserve	98	173	714
Other reserves	16,970	16,143	16,562
Interests of shareholders of the Company	21,849	21,091	19,775
Minority interests	3	3	11
Total equity	21,851	21,093	19,785

Certain comparatives have been restated and reclassified to conform with current quarter's presentation.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts and cross currency swaps are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
Debt Currency Mix	**30 Jun 2006**	**31 Mar 2006**	**30 Jun 2005**
SGD	59%	59%	50%
AUD	41%	41%	39%
USD	-	-	11%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows. The USD debt was deconsolidated in the March 2006 quarter following loss of control over C2C.

CREDIT RATINGS

As at 30 Jun 2006	SingTel	Optus
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [(1)] for:							
Operating revenue							
<u>SGD</u>							
FY06/07	1.1864						
FY05/06	1.2747	1.2731	1.2551	1.2031	1.2739	1.2294	1.2511
Change (last corresponding period)	*-6.9%*						
Underlying net profit							
<u>SGD</u>							
FY06/07	1.1877						
FY05/06	1.2750	1.2742	1.2558	1.2042	1.2746	1.2316	1.2531
Change (last corresponding period)	*-6.8%*						

<u>Note:</u>

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
<u>Rupiah</u>							
FY 06/07	5,747						
FY 05/06	5,747	5,960	5,917	5,714	5,856	5,813	5,831
Change (last corresponding period)	**						
<u>Baht</u>							
FY 06/07	24.0						
FY 05/06	24.2	24.6	24.3	24.2	24.4	24.2	24.3
Change (last corresponding period)	*-0.8%*						
<u>Peso</u>							
FY 06/07	32.9						
FY 05/06	33.0	33.4	32.3	31.8	33.2	31.9	32.5
Change (last corresponding period)	*-0.3%*						
<u>Rupee</u>							
FY 06/07	28.7						
FY 05/06	26.3	26.1	26.9	27.2	26.2	27.1	26.7
Change (last corresponding period)	*9.1%*						

*** represents less than 0.05%*

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) was:

	Quarter 30 June		YOY Chge
	2006 S$ m	2005 S$ m	%
Operating revenue	**2,176**	**2,220**	**-2.0**
Operating expenses	(1,625)	(1,573)	3.3
Other income	17	8	108.9
Operational EBITDA	**568**	**655**	**-13.3**
- EBITDA margin	***26.1%***	***29.5%***	
Share of results of joint ventures	(7)	4	nm
EBITDA	**560**	**659**	**-14.9**
Depreciation & amortisation	(343)	(337)	1.8
EBIT	**217**	**322**	**-32.5**
Net finance expense	(37)	(51)	-27.8
Profit before EI	**181**	**271**	**-33.3**
Exceptional items ("EI")	326	-	nm
Profit before tax	**506**	**271**	**86.9**
Taxation	(51)	(82)	-37.6
Net profit	**455**	**188**	**141.3**
Underlying net profit	**129**	**188**	**-31.5**

<u>Note:</u>
The monthly Income statement of Optus was translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 3**.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) was:

	Quarter 30 Jun 2006 S$ m	Quarter 30 Jun 2005 S$ m	YOY Chge %
Operating revenue by product/ service			
Mobile communications	1,010	1,027	-1.7
National telephone	459	514	-10.6
Data & Internet	329	323	2.1
Sale of equipment	163	171	-4.8
IT & engineering services	106	45	135.2
International telephone	51	87	-41.1
Cable television	37	39	-6.6
Others	22	15	47.3
Total	**2,176**	**2,220**	**-2.0**

The Optus' contributions to certain Group balance sheet items were:

	As at 30 Jun 2006 S$ m	As at 31 Mar 2006 S$ m	As at 30 Jun 2005 S$ m
Property, plant and equipment (net)	**6,719**	**6,651**	**7,207**
Gross debt (1)			
Current debt	871	927	502
Non-current debt	1,284	1,327	2,325
Gross debt as reported in balance sheet	2,154	2,253	2,827
Related net hedging liability	118	75	196
	2,272	2,328	3,022
Less: cash and bank balances	(81)	(140)	(247)
Net debt (1)	**2,190**	**2,189**	**2,775**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	**5,696**	**5,740**	**5,616**
Gross debt (1)			
Current debt	738	800	392
Non-current debt	1,088	1,145	1,811
Gross debt as reported in balance sheet	1,826	1,945	2,203
Related net hedging liability	100	65	152
	1,926	2,010	2,355
Less: cash and bank balances	(69)	(121)	(193)
Net debt (1)	**1,857**	**1,889**	**2,162**

Note:

(1) Excluded borrowing from SingTel, if any.

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Aug-2006 06:33:17
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Unaudited Results for the First Quarter Ended 30 June 2006 - Financial Results Presentation
Description	
Attachments:	1stqtr-slides.pdf Total size = **652K** (2048K size limit recommended)

Close Window

From: Lim Li Ching
Sent: Thursday, August 03, 2006 6:33 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, August 03, 2006 6:33:17 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your a buncement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 03-Aug-2006 06:32:44
Broadcast Date & Time :: 03-Aug-2006 06:33:17
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/08/2006

TIME: 08:47:43

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unaudited Results for 1Q06 - Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Thursday, August 03, 2006 6:48 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	358606.pdf

358606.pdf (651 KB)

ASX confirms the release to the market of Doc ID: 358606 as follows:
Release Time: 03-Aug-2006 08:47:35
ASX Code: SGT
File Name: 358606.pdf
Your Announcement Title: SingTel Group Unaudited Results for 1Q06 - Presentation

Financial results presentation

Q1 FY07: quarter ended 30 June 2006

3rd August 2006

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Asia Pacific's Best Communications Group



Lee Hsien Yang

Group CEO

SingTel

Group Q1 FY07: NPAT up 6% to S$840m

Group performance	Underlying[1] NPAT up 10%	S$837m	Free cash flow[2]	S$462m
SingTel – cash flow engine	Operating revenue	Stable	Free cash flow[3]	S$309m
Optus – investing for growth	Revenue[4]	5%	EBITDA margin[4]	26.1%
Regional mobile – earnings driver	Customers up	33%	Earnings up[5]	38%

1. Excluding exceptionals
2. Group operating cash less cash capex (including associates dividends)
3. Singapore operating cash less cash capex (excluding associates dividends)
4. In A$ terms, including impact of acquisitions
5. Before tax and exceptionals

SingTel

Q1 FY07 highlights

Proportionate EBITDA outside Singapore[1] — 70%


1%
Others
Australia
29%
40%
Regional
Mobile
30%
Singapore

Significant developments in Q1

Singapore – winning share of growth markets[2] — 54% B-band; 30% Prepaid

Optus mobile data — 21%
- as % of ARPU

Bharti achieves record mobile net adds — 3.5m

1. Based on three months to Jun 06
2. Market share of customers at May 06 for broadband and prepaid mobile

SingTel

Group Q1 FY07: underlying NPAT S$837m[2] – up 10%

➢ healthy growth despite impact of currency weakness on Optus S$ trends

S$m	3 months to Jun 06	3 months to Jun 05	% increase/ (decrease)
Operating revenue	3,171	3,214	(1.4%)
Operational EBITDA	1,040	1,130	(8.0%)
Operational EBITDA margin	32.8%	35.2%	N/M
Associates - excluding EI	495	376	32%
EBITDA[1]	1,620	1,599	1.3%
NPAT	840	794	5.8%
Earnings per share	5.03 cents	4.77 cents	5.5%
NPAT – underlying[2]	837	759	10.2%
Earnings per share – underlying[2]	5.01 cents	4.56 cents	9.9%

1. Operational EBITDA+IDA compensation+share of results of associates
2. Excluding exceptionals

SingTel

SingTel


hello!

SingTel

SingTel Q1 FY07: revenue stable

➢ revenue impacted by C2C deconsolidation – and margin impacted by revenue mix

S$m	3 months to Jun 06	3 months to Jun 05	% change
Operating revenue	995	995	0.1%
- SingTel ex NCS (telecoms)	860	850	1.1%
- NCS (IT business)	136	145	(6.1%)
Operating expenses	532	525	1.3%
Operational EBITDA	472	476	(0.7%)
Operational EBITDA margin	47.5%	47.8%	NM
- SingTel ex NCS (telecoms)	53.3%	54.1%	NM
- NCS (IT business)	10.7%	10.9%	NM
Equipment sales as % of telecoms revenue	5.7%	3.9%	NM

SingTel

Telco business wins share in growth segments …

Prepaid mobile share up[1] **30%**

Broadband – share of net adds[3] **69%**


Market share of customers
Postpaid share stable
43%
43%
35%
30%
Prepaid share recovering
Q1 net adds
5K
Q1 net adds2
46K
2Q FY05
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
May FY07


Broadband market share
57.7%
56.6%
55.6%
54.6%
54.0%
53.3%
53.5%
53.9%
2Q FY05
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
May FY07

1. As at May 06
2. Includes cancellation of approximately 100K unregistered cards
3. Two months to May 06 – based on latest available market data

SingTel

… while protecting leadership in corp data & postpaid mobile

Data and Internet up 7%
- ➢ ***excluding capacity sales***

Corporate data[1] 5%
- Managed services up 18%
- LLC down 1%
- ILC down 6%

Broadband revenue 15%

Data and internet data 1%
- including capacity sales[2]

Mobile revenue 7%

Total customers 1.6m 4%
- 191K 3G subs

Postpaid ARPU 1%

Prepaid ARPU 8%

Postpaid churn 0.8%

Data as % ARPU 25%

1. Corporate data consists of LLC, ILC, managed services and others
2. Capacity sales down S$22m impacted by C2C deconsolidation

SingTel

We are also minimising decline of fixed voice products

DEL market share — 98%

- primary lines stable
- res 2nd line down from 14% to 13%[1]

International telephone — 4% (down arrow)

- strong volume growth offset by price declines


National tel revenue (S$m)
S$125m
-8%
S$115m
Q1 FY06
Q1 FY07
DEL traffic
12%
DEL rental
2%
Other2
9%

Contribution to Singapore revenue	15%
Int'l call revenue	2% (down arrow)
Inpayments & net transit	8% (down arrow)
Gross margins	69%

1. As a percentage of total residential DEL lines
2. Includes enhanced services and payphones

SingTel

… as well as optimising costs and increasing free cash flow

Operating costs ↑ 1%
➢ **benefited from China IT[1]**

Cost of sales ↑ 7%
- higher equipment revenue offset by China IT[2]

Selling & admin expenses ↑ 2%
- higher marketing costs help to win market share

Staff costs ↑ 2%
- telecom staff down 10% vs Jun 05

Traffic expenses ↓ 3%

Free cash flow[3] S$309m
➢ **excluding assoc. dividends**

S$m	Q1 FY07	Q1 FY06
Operating cash before interest[4]	358	309
Cash capex	(48)	(79)
Free cash flow[3]	**309**	**229**
Cash capex as % revenue	5%	8%

1. Operating costs benefited from the cessation of business by China IT subsidiary
2. Cost of sales benefited from the cessation by China IT subsidiary business
3. Operating cash less cash capex (excluding associates dividends)
4. Excluding associates dividends

SingTel

Optus




yes'
OPTUS





SingTel

Optus Q1 FY07: revenue growth 5%

➢ reflecting acquisitions, strategic initiatives and price competition

A$m	3 months to Jun 06	3 months to Jun 05[2]	% change
Operating revenue	1,834	1,741	5.3%
- op revenue excl acquisitions[1]	1,766	1,741	1.4%
Operating expenses	1,370	1,234	11%
- op costs excl acquisitions	1,298	1,234	5.2%
Operational EBITDA	478	513	(7%)
Operational EBITDA margin	26.1%	29.5%	NM
- margin excl acquisitions[1]	27.3%	29.5%	NM
Free cash flow	54	144	(63%)
Cash capex	301	257	17%
Cash capex: revenue	16%	15%	NM

1. Excluding Alphawest and incremental portion of Virgin Mobile Australia revenues
2. Optus Jun 05 results include impact of realigning accounting treatment for operating lease expenditure, as disclosed in Mar 06 results

SingTel

Optus Mobile Q1 FY07: revenue growth 5%

➢ EBITDA margin down from 39% to 35%

Service revenue growth

5%



+5%
965
1,014
127
638
200
138
664
212
Equip
8%
Outgoing
4%
Incoming
6%
Mobile revenue (A$m)
Q1 FY06
Q1 FY07

Key trends

Business segment customers up — 11%

Data as % of ARPU — 21%
- SMS per user up 38%

Non-SMS data as % of ARPU — 2.5%

Subscriber growth — 9%
- Q1 net adds 69k

SingTel

Optus Mobile: capped plans impact postpaid ARPU

- 32% of postpaid gross adds choose caps in Q1 – vs 32% for 3 months to Mar 06[1]

Caps and lower termination rates dilute postpaid ARPU


3%
7% caps
21% caps
-3%
74
71
MoU²
6%
Rev/ min³
10%
Postpaid mobile ARPU (A$)
Q1 FY06
Q1 FY07

Caps increase MoU[2]

- drives traffic expenses


6%
7% caps
21% caps
+6%
150
160
Postpaid mobile MoU²
Q1 FY06
Q1 FY07

1. Percentage of postpaid gross adds and recontracts choosing capped plans; includes VMA from Q4 FY06
2. Outgoing minutes of use per subscriber per month for postpaid
3. Outgoing revenue per minute for postpaid
4. Historic customer numbers, ARPU & MoU have been restated following the reclassification of VMA customers from wholesale to retail; % of base on caps not restated prior to Q4 FY06

SingTel

Fixed - Business & Wholesale: 10% revenue growth

➢ EBITDA margin down from 23% to 20%

Optus Business & Wholesale fixed revenue ↑ 10%


OB/OW revenue (A$ m)
+10%
393
431
OB
OB[1]
OW&S[2]
OW&S[2]
24%
11%
Q1 FY06
Q1 FY07

Key drivers

OB Voice — Minutes ↑ 12%; Revenue ↑ 11%
- A$107m

OB Data & IP revenue — ↑ 5%
- A$101m

OB ICT revenue[3] incl. Alphawest — ↑ 98%
- A$80m

Wholesale revenue — ↓ 21%

Satellite revenue — ↑ 9%

1. Including A$53m of Alphawest revenue
2. Optus Wholesale & Satellite
3. Previously Managed and Professional services

SingTel

Fixed – Consumer & SMB: broadband net adds improve

➤ overall revenue up 1% – broadband growth offset by weakness in traditional products

Consumer Broadband revenues up 37%


Broadband customers ('000s)
54
57
64
57
53
39
52
54
18
20
257
291
289
307
Bus b'band[1]
Cons & SMB DSL
Cable modem
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07

1. Includes business grade retail broadband customers

Consumer voice revenue ↓ 5%
- 67% of Cons fixed revenue

Consumer/SMB offnet & ULL voice customers ↑ 8%

SMB fixed revenues ↑ 7%
- voice and data

EBITDA margin 9%
- Jun 05 qtr 12%

148 ULL exchanges 30K subs
- 1.4m homes covered
- over 100K resale voice customers to be migrated

SingTel

Associates and joint ventures


Pacific Bangladesh
Telecom
bharti
Singapore POST
AIS
GLOBE
TELKOMSEL

SingTel

Associates Q1 FY07: overview

	Telkomsel	bharti	AIS	Globe Telecom	PBTL
SingTel effective shareholding (%)	35.0%	30.5%	21.4%	44.6%	45.0%
Mobile penetration	24%	10%	54%	41%	10%
Market position	#1	#1	#1	#2	#4
Market share (%)	55%	23%	52%	37%	5%
Mobile subs (m)	29.3	23.1	17.3	13.9	0.7
Sub growth	36%	88%	10%	2%	116%

SingTel

Associates Q1 FY07 : NPAT S$359m – up 31%

Associates pre-tax earnings[1]
- **Q1 FY07 vs Q1 FY06**

32%

Associates PBT S$m	Q1 FY07	Q1 FY06	%
Regional Mobile	489	355	38%
SingPost	10	12	(14%)
Others	(4)	9	NM
Ordinary results	**495**	**376**	**32%**
Exceptional results	-	8	NM
Total	**495**	**384**	**29%**

Associate dividends
- **Q1 FY07 vs Q1 FY06**

52%


180
Others
Telkomsel
AIS
87
Assoc dividends (S$m)
Q1 FY06
Q1 FY07

Telkomsel 2005 final dividend due in Q2 – 85% payout ratio

1. Excluding exceptional items

SingTel

Aggregate mobile customer base: up 30% to 92m

➤ growth driven by India and Indonesia

Largest base outside China

92m



Aggregate subs (m)[1]
Telkomsel 29m – up 36%
Bharti 23m – up 88%
9
20
28
52
92
135
274
Telstra
SKT
Telenor[2]
NTT DoCoMo
SingTel Group
China Unicom
China Mobile

Q1 regional mobile pre-tax earnings[3]

38%

PBT S$m	3 mths to Jun 06[3]	% change[3] (S$)	% change[3] (local curr)
Telkomsel	225	30%	30%
Bharti	91	38%	50%
AIS[4]	73	(4%)	(5%)
Globe			
(Jan-Mar qtr)	64	70%	70%
(Apr-Jun qtr)	46	NM	NM
PBTL	(10)	NM	NM
Total	**489**	**38%**	**40%**

1. Mobile subscriber numbers as at Jun 06 (Telstra numbers as at Dec 05)
2. *Telenor numbers only reflect Asian subscribers*
3. Excluding exceptional items – compared to 3 months to Jun 05
4. SingTel accounts for AIS Mar 06 quarter results in these results. Period ends for all other associates are now aligned to Group.

SingTel

Cash flow, balance sheet & summary









SingTel

New ROIC targets and 2006 capital management timeline

ROIC[1] target FY07-FY09 — **17.5%**
- factors in end of S$337m p.a. IDA compensation from FY08


Return On Invested Capital (%)
10.5
13.4
14.9
16.2
17.2
FY02
FY03
FY04
FY05
FY06
IDA benefit ca. 1% in FY06

2006 gross dividend — **S$1.7bn**
- 10 cents per share

Shares trade "ex-div" on ASX	Fri 4 Aug
Shares trade "ex-div" on SGX	Tue 8 Aug
Dividend payment date	Thu 31 Aug

2006 capital reduction — **S$2.3bn**

Shares trade "ex-CR" for deferred settlement on ASX	Mon 28 Aug[2]
Shares trade "ex-CR" on SGX	Wed 30 Aug[2]
Capital reduction payment date	Fri 22 Sept[2]

1. Pre-goodwill EBIT divided by net debt, shareholders' fund and minority interests

2. Subject to court approval

SingTel

Proposed capital reduction – S$2.3bn

➢ to be paid on 22 Sept 2006[1]

Proposal

Cancel 1 in 20 shares

- Approx. 835m shares or 5% of issued share capital[2]
- Total cash distribution of approx. S$2.3bn[2]
- Equivalent to 13.7¢ per share

Shareholders

Receive **S$2.74** for each share cancelled[3 4]

Benefits

- More efficient capital structure
- Enhances EPS and ROE
- Financial position remains strong
- No dilution for shareholders

1. Subject to court approval
2. Estimated based on 16.7 bn shares in issue at 28 Apr 2006; final no. of shares cancelled assuming books closure in Sep 2006
3. Price based on average SGX closing price between 24 April and 28 April 2006
4. Holders of Australian-registered stock will be paid the equivalent A$ amount based on the average exchange rate for the five trading days preceding the books closure date

SingTel

Capital return – proforma financial benefits

➢ EPS & ROE improvements

12 months to Mar 06	Note	Reported	Proforma after capital return	% change
NPAT (S$bn)	(1)	4,163	4,163	-
Weighted average number of shares (m)	(2)	16,667	15,832	(5.0)
Earnings per share (cts)	(3) = 1/2	24.98	26.30	5.3
Average shareholders' funds	(4)	20,181	17,892	(11.3)
Return on equity	(5) = 1/4	20.6%	23.3%	2.7% pt

SingTel

Group free cash flow S$462m[1]

Group free cashflow[1]

22%


Group free cashflow[1] (S$m)
594
185
180
462
66
87
Optus
Associate dividends
SingTel
Q1 FY06
Q1 FY07

Net debt down in Q1

S$350m

S$m	Q1 FY07	Q1 FY06
Group free cash flow[1]	462	594
Interest payment	(135)	(126)
Investments in Bharti & PBTL	-	(623)
Translation and mark-to-market adjustments	(37)	(430)
Others	60	(33)
Net debt (increase) / decrease	**350**	**(618)**

1. Operating cash less cash capex

SingTel

SingTel retains significant flexibility for further investments

➢ committed to retaining strong investment grade credit ratings

Net debt

S$4.7bn


S$0.5bn free cash flow
Deconsolidated C2C debt
S$0.9bn free cash flow
C2C debt S$1.1 bn
Net debt (S$bn)
7.7
7.6
6.6
7.2
8.1
7.4
5.0
4.7
8.3
3.6
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Jun-06 adj1

1. Jun 06 net debt adjusted for impact of S$2.3bn capital reduction and S$1.3bn net dividend

Financial flexibility

Net gearing	18%
Net debt:EBITDA	0.7x
EBITDA:net interest expense	23x
Moody's rating	Aa2
S&P's rating	A+

SingTel

SingTel: blue chip growth stock

SingTel	"cashflow engine"
'yes' OPTUS	"investing for growth"
Regional mobile	"strong and profitable growth"

Underlying EPS growth[2]	10%
Group free cash flow[1]	S$462m
2006 payout	S$4.0bn

1. Operating cash including associates dividends less cash capex
2. Excluding exceptionals and FX on interco loan, net of hedging

SingTel

SingTel

Asia Pacific's Best Communications Group


yes OPTUS

www.singtel.com

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Aug-2006 17:52:57
Announcement No.	00065

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310706-sgx.pdf Total size = **319K** (2048K size limit recommended)

Close Window

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 June 2006 487,877,816 Net transfers* 8,107,829 At 31 July 2006 495,985,645 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
495,985,645 (as at 31 July 2006)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,219,840,271 (as at 31 July 2006)	Unquoted ordinary shares (including 9,066,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		56,290,487 (as at 31 July 2006)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.
- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 August 2006

Lim Li Ching
Assistant Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

G1 / ORD & DEF GROUPED

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	147,527,276	29.74
2	NATIONAL NOMINEES LIMITED PO BOX 1406 MELBOURNE VIC	73,615,201	14.84
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	45,748,358	9.22
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	30,884,001	6.23
5	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	14,937,215	3.01
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	13,432,976	2.71
7	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	9,868,255	1.99
8	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	8,746,237	1.76
9	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	7,900,000	1.59
10	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	7,701,000	1.55
11	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	5,504,940	1.11
12	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,352,453	1.08
13	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	4,879,464	0.98
14	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	4,739,432	0.96
15	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	4,050,000	0.82
16	M F CUSTODIANS LTD LEVEL 18 8 EXHIBITION STREET MELBOURNE VIC	3,477,018	0.70
17	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,453,429	0.70
18	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	3,127,026	0.63
19	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMS LTD 275 KENT STREET SYDNEY NSW	2,904,308	0.59
20	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C> GPO BOX 764G MELBOURNE VIC	2,500,000	0.50
Total		400,348,589	80.71

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Wednesday, August 02, 2006 5:53 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, August 02, 2006 5:52:57 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00065
Submission Date & Time :: 02-Aug-2006 17:51:58
Broadcast Date & Time :: 02-Aug-2006 17:52:57
Company Name :: SINGTEL
Submitted By :: Lim Li Ching (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/08/2006

TIME: 08:30:19

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, August 03, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 358565.pdf

358565.pdf (74 KB)

ASX confirms the release to the market of Doc ID: 358565 as follows:
Release Time: 03-Aug-2006 08:30:13
ASX Code: SGT
File Name: 358565.pdf
Your Announcement Title: Top 20 Holders

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 03/08/2006

TIME: 08:30:09

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, August 03, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 358564.pdf

358564.pdf (248 KB)

ASX confirms the release to the market of Doc ID: 358564 as follows:
Release Time: 03-Aug-2006 08:30:02
ASX Code: SGT
File Name: 358564.pdf
Your Announcement Title: Appendix 3B

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Aug-2006 07:27:57
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel's regional mobile subscriber base rises to 92 million
Description	
Attachments:	NR2aug06.pdf Total size = **99K** (2048K size limit recommended)

Close Window

SingTel

News Release

SingTel's regional mobile subscriber base rises to 92 million

Highest quarterly increase of 7.4 million subscribers

Singapore, 2 August 2006 -- Singapore Telecommunications Limited (SingTel) today announced that the aggregate number of its mobile subscribers in the region has exceeded 92 million as at 30 June 2006.

This figure also represents an increase of 7.4 million customers from the previous quarter. This is the highest quarterly increase ever registered by the SingTel Group.[1]

The combined mobile subscriber base of SingTel, SingTel Optus and the Group's five regional associates grew 30 per cent from about 71 million a year ago.

On a proportionate basis, SingTel's subscriber base in the seven markets – Australia, Bangladesh, India, Indonesia, the Philippines, Singapore and Thailand – increased 25 per cent from a year ago to more than 35 million.

The strongest growth came from Bharti and Telkomsel. On a year-on-year basis, Bharti posted record subscriber growth of 88 per cent while Telkomsel saw a 36 per cent jump in mobile subscribers.

In Australia, SingTel Optus added 69,000 customers for the quarter, increasing its mobile customer base to 6.56 million. This represents an 8.8 per cent increase year-on-year. The growth was achieved despite continued fierce competition in the Australian mobile market.

SingTel had 1.62 million mobile customers in Singapore, a decline of 41,000 users from the last quarter. Though SingTel added more than 5,000 postpaid subscribers, this was offset by a drop of 46,000 prepaid mobile customers during the quarter. This is due to the termination of prepaid mobile lines in Singapore whose users did not register their prepaid mobile lines by 1 May 2006 under a mandatory nationwide registration exercise.

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Jun 06	Mar 06	Jun 05	Jun 06	Mar 06	Jun 05
Optus	6.56	6.49	6.03	6.56	6.49	6.03
SingTel	1.62	1.66	1.55	1.62	1.66	1.55
SingTel's regional associates	84.24	76.86	63.56	27.39	24.98	20.88
Total	**92.42**	**85.00**	**71.14**	**35.57**	**33.13**	**28.46**

[1] The previous record increase was 6.3 million subscribers for the quarter ended 30 June 2005.

More details of the market and financial performance of the seven mobile operations will be available when SingTel announces its results for the first quarter ended 30 June 2006 on 3 August 2006.

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is also a strategic investor in four of the region's most successful mobile operations. It has a 21.42 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, the Group has a 30.49 per cent effective interest in Bharti, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.57 per cent stake in the company. SingTel has a 35 per cent stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL).

The SingTel Group had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006. More information can be found @ www.singtel.com.

From: Lim Li Ching
Sent: Wednesday, August 02, 2006 7:28 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, August 02, 2006 7:27:57 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 02-Aug-2006 07:27:10
Broadcast Date & Time :: 02-Aug-2006 07:27:57
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Wednesday, August 02, 2006 7:34 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 358300.pdf

358300.pdf (99 KB)

ASX confirms the release to the market of Doc ID: 358300 as follows:
Release Time: 02-Aug-2006 09:34:01
ASX Code: SGT
File Name: 358300.pdf
Your Announcement Title: SingTel regional mobile subscriber base rises to 92 millio

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/08/2006

TIME: 09:34:11

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel regional mobile subscriber base rises to 92 million

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Jackson Peter Tai
Date of last notice	23 September 2004
Date that director ceased to be director	28 July 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
102,150 ordinary shares 60,000 options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Nil	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/07/2006

TIME: 08:30:49

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Monday, July 31, 2006 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 356803.pdf

356803.pdf (28 KB)

ASX confirms the release to the market of Doc ID: 356803 as follows:
Release Time: 31-Jul-2006 08:30:44
ASX Code: SGT
File Name: 356803.pdf
Your Announcement Title: Appendix 3Z